UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of October 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, October 21, 2008

Press release

As announced several weeks ago, Veolia Environnement will hold a day of information for investors on Wednesday, October 22, 2008 (at 8.50 am) in particular to present the company's strategy, business and short and medium-term objectives.

All presentations for this meeting will be available on the company's website (http://www.veolia-finance.com) and those wishing to listen to the presenters can connect directly from this website.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312 552 2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2008

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog

Name: Alain Tchernonog

Title: General Secretary

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

HP Presentation
Strategy of Veolia

Henri Proglio

VEOLIA
ENVIRONNEMENT

Summary

Veolia's strategy

1 Our positioning

An original business mix

- Clients:
  - Local public authorities: 70%
  - Industrial clients: 30%
- Contract duration:
  - Activities spanning the medium and the long term.
  - Contract periods from 2 to 50 years.
- Sharing responsibilities:
  - The infrastructures managed typically remain the property of the client.
  - VE may be required to:
    - Maintain these infrastructures
    - Finance or upgrade some infrastructures
  - The partner (client) is required to regularly check the quality of the service provided by means of performance indicators.
- The local dimension:
  - VE's capacity to adapt to local conditions and the specific requirements of each client.

A comprehensive range of environmental solutions



(€m)
Integrated Utilities
Water
Waste
Transport
Multi-Technical
Veolia
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
GDF Suez (1)
E.ON
EDF
Enel
RWE
Iberdrola
Suez Environnement (2)
Union Fenosa
Verbund
United Utilities
Agbar
Severn Trent
Northumbrian Water
Interseroh
Pennon
Biffa
Shanks
L&T
Séché
FirstGroup
National Express
Arriva
Go-Ahead
StageCoach
Emcor
Imtech
Perini
Interserve
Mitie
Comfort System
T.Clarke
Water
Waste
Energy services
Transport
Other (including electricity and gas)

Source : Companies' data

Note: (1) including Suez Environnement; (2) Water segment including « International revenues »

VEOLIA ENVIRONNEMENT

Veolia's strategy

2 Complementary business lines

- Responding to the needs of public authorities and industrial clients facing environmental challenges

Synergies in technology and know-how

Commercial synergies

A complementary services offering to respond to environmental challenges


Wastewater reuse
Groundwater and wetlands recharge
Energy Services
Maintenance - Operations
Optimisation of needs and costs
Wastewater
Sludge - treated wastewater
Composting
Recovery of raw materials
Transportation and distribution of goods
Optimisation of urban space through public transportation
Agricultural recovery
Energy recovery (capture and recovery of biogas, incineration, biomass, alternative fuel, etc.)

Responding to the needs of public authorities and industrial clients facing environmental challenges

- Synergies in technology and know-how

Commercial synergies

Businesses grounded in a coherent array of technical expertise

	Water	Energy	Waste	Transportation
Health/ Hygiene	Water pathogens	Legionella	Dioxin	Gas emission
Thermal oxidation	Hydrothermal oxidation Wastewater sludge	Energy recovery	Waste incineration	Catalytic converters
Modelling	Hydraulics	Indoor air quality	Optimization of furnaces	Noise
Chemicals	Industrial water	Combating corrosion	Metals recycling	Storage (of) batteries
Air	Odor WWTP	Air treatment units	Flue gas treatment	Air quality monitoring
Logistics	Communicating vehicle	Remote management	Organization of collection	Fleet management
Biology	Biostyr	Methanization	Composting	BioNVG

Leading-edge technologies and know-how

- **Seawater desalination,** with MED (Multi Effect Distillation) thermal technologies and reverse osmosis technologies.
  - World desalination capacity set to triple by 2015, primarily in the Persian Gulf, USA, Spain, China and Australia).
- **Wastewater treatment**, with accelerated settling (Actiflo) and fixed-culture biological treatment (Biostyr) technologies.
  - 700 international references including Achères, Helsinki and Geneva.
- **Automated sorting of waste** for recovery/recycling.
  - Way of meeting demand for secondary raw materials, with a three-fold increase in the efficiency of Materials Recovery Facilities (automated facilities in Alton, Cognac, Rillieux, Ludres, Haraldrud…).
- **Recovery of biomass and landfill gas**.
  - Improve the energy and environmental performance of biomass boilers.
  - Control methanization processes and make them reliable.

Responding to the needs of public authorities and industrial clients facing environmental challenges

Synergies in technology and know-how

- Commercial synergies

Common clients (France)


Dunkerque
Lille
Rouen
Le Havre
Cergy-Pontoise
Forbach
Nancy
Brest
Troyes
Melun
Rennes
Lorient
Chaumont
Nantes
Bourges
Mâcon
Lyon
Clermont-Ferrand
Saint-Etienne
Bordeaux
Nice
Montpellier
Toulon
Toulouse
VEOLIA EAU
Water service
Wastewater service
VEOLIA PROPRETE
Collection
Treatment
VEOLIA ENERGIE
Energy
Heating
VEOLIA TRANSPORT
Transportation

Trends for public authority clients: from municipality to territorial entity (France)



Municipalities
Reg. Pub. Auth.
(autonomous, intercommunal, new metropolitan areas)
EPCI
Water service
40 %
38 %
22 %
Wastewater service
32 %
19 %
49 %
Energy
100 %
Heating
50 %
50 %
Collection
20 %
27 %
53 %
Treatment
5 %
58 %
37 %
Transportation
18 %
31 %
51 %
All activities
29 %
34 %
37 %

EPCI: French term for groupings of municipalities for the purpose of formulating "common development projects responding to common interests." They are governed by common, uniform rules comparable to those governing local public authorities. French structures such as Urban Communities, Metropolitan Areas, Groupings of Municipalities, New Metropolitan Areas, Autonomous Regional and Municipal Authorities, etc. are all EPCI entities.

(In revenue, contracts worth over €1m/year)

EPCI = French acronym for public establishment in charge of inter-municipality cooperation

VEOLIA ENVIRONNEMENT

Our business lines in the United States



BC
AB
SK
MB
ON
QC
NL
NB
ME
Seattle
WA
OR
ID
MT
ND
SD
WY
NV
UT
CO
Denver
NE
KS
MO
IA
Milwaukee
Chicago
Pontiac
Indianapolis
WV
VA
NY
Cambridge
Boston
New York
San Francisco
Orange county
Los Angeles
Las Vegas
AZ
Mesa
NM
TX
AR
LA
MS
TN
Atlanta
Tampa Bay
Pinellas
Miami-Dade county
Water
Waste
Energy
Transportation

VEOLIA ENVIRONNEMENT

Our business lines in Germany



Kappeln
Rendsburg
Eutin
Steinhagen
Barth
Semlow
Zinnowitz
Gülzow
Bremerhaven
Buxtehude
Hamburg
Seevetal
Bremen
Asendorf
Milmersdorf
Klosterfelde
Wolfsburg
Hannover
Potsdam
Berlin
Braunschweig
Altenau
Gatersleben
Wartenburg
Altdöbern
Eilenburg
Duisburg
Düsseldorf
Dormagen
Köln
Bonn
Düren
Wuppertal
Leinefelde
Leipzig
Roßwein
Wutha Farnoda
Seebach
Oelsnitz
Kirchberg
Kronberg
Neu-Isenburg
Weinheim
Nürnberg
Zweibrücken
Aalen
Böblingen
Ingolstadt
Augsburg
Puchheim
München
Geretsried
Water
Waste
Energy
Transportation

VEOLIA ENVIRONNEMENT

Veolia's strategy

3 Integrated solutions for the client *(S.Caine)*

VEOLIA ENVIRONNEMENT

Industrial outsourcing: steady growth

- Our industrial clients are increasingly opting for outsourced management of services, for five reasons primarily:
  - The productivity gains expected from this type of outsourced management, particularly for plants located in industrialized countries
  - Retirement of the teams responsible for in-house utilities management, where the company has not allocated resources to preparing succession plans
  - Clients' desire to allocate all their workforce to their core business
  - Increasingly short construction and implementation lead-times for greenfield operations, requiring significant mobilization of competencies within a short period
  - Increasingly stringent environmental constraints requiring specific competencies in these areas

Industrial clients: commercial performance since 2001


M€
1800
1600
1400
1200
1000
800
600
400
200
0
2001
2002
2003
2004
2005
2006
2007

From 2001 to 2007 :

- Cumulative value of new contracts signed with major industrial clients:
  - €1,683m in annual revenue.
  - Average length of these contracts: 6.9 years, i.e. a backlog of around €11.6bn.
  - One third of the contracts signed are multi-division contracts: €503m in annual revenue.

Industrial outsourcing: a few examples

- **PEUGEOT, France and Slovakia**
  - €110m in revenue/year
  - 1150 employees
  - Length of contract: 10 years (France) and 8 years (Slovakia)
  - Scope: water, energy, waste, multi-technical/services
- **RENAULT, Paris Region**
  - €100m in revenue/year
  - 350 employees
  - Length of contract: 5 years
  - Scope: energy, waste, multi-technical, other client services
- **ARCELOR MITTAL, Vega do Sul, Brazil**
  - €12m in revenue/year
  - 60 employees
  - Length of contract: 15 years.
  - Scope: operation of a multi-utility plant (electricity, compressed air, steam, water cycle and industrial gases)
- **NOVARTIS, in Basel (Switzerland)**
  - €140m in revenue/year
  - 300 employees
  - Length of contract: 7 years, renewed for 7 years end 2007
  - Scope: water, energy, waste
- **ARTENIUS, Sines (Portugal)**
  - €55m in revenue/year
  - 25 employees
  - Length of contract: 15 years
  - Scope: steam, electricity, demineralized water, treatment of effluent, compressed air
- **Other examples:**

  GM Saragosse

  DCNS

  (...)

Free Cash Flow:
Industrial service contract



In €m
30
25
20
15
10
5
0
-5
-10
-15
-20
1
2
3
4
5
6
7
8
9
10
6%
5%
4%
3%
2%
1%
-1%
-2%
-3%
-4%
Free Cash Flow
Discounted value of FCF
Operating margin

Free Cash Flow: BOOT-type industrial contract



In€m
80
60
40
20
0
-20
-40
-60
-80
TRI = 11 %
-2
-1
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
Free Cash Flow
Discounted value of FCF

VEOLIA ENVIRONNEMENT

Veolia's strategy

4 Adapted contractual forms

Adapted contractual forms

Types of contract	Typical length	Water	Energy	Waste	Transpor-tation
O&M	5 – 15 yrs	●	●	●	●
DBO	5 – 15 yrs	●	●	●	
Subcontracting	5 – 10 yrs	●	●	●	●
BOT	10 – 25 yrs	●	●	●	
Concession	10 – 30 yrs	●	●	●	
JV Clients	10 – 50 yrs	●	●		
Industry	5 – 15 yrs	●	●		
Works	< 1 year	●	●	●	●
D&B	< 3 yrs	●			

Geographical distribution of contractual models

Contract types	France	UK	Germany	Rest of Europe	USA	Asia	Australia/ Pacific	Middle East
	Geographical presence (by division)							
O&M	Veolia Eau, Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Energie, Veolia Propreté	Veolia Energie, Veolia Transport	Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Eau, Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Energie, Veolia Propreté	Veolia Transport	Veolia Energie
DBO	Veolia Energie		Veolia Energie		Veolia Eau	Veolia Energie		
Subcontracting	Veolia Eau, Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Energie	Veolia Energie	Veolia Eau, Veolia Energie	Veolia Energie	Veolia Energie	Veolia Energie	
BOT	Veolia Eau, Veolia Energie, Veolia Propreté	Veolia Eau, Veolia Energie	Veolia Eau	Veolia Eau, Veolia Energie		Veolia Eau		Veolia Eau
Concession	Veolia Energie, Veolia Propreté	Veolia Eau, Veolia Energie, Veolia Propreté	Veolia Eau	Veolia Eau, Veolia Energie, Veolia Propreté	Veolia Energie	Veolia Eau, Veolia Energie, Veolia Propreté		
JV Clients	Veolia Energie	Veolia Energie	Veolia Energie	Veolia Eau, Veolia Energie	Veolia Energie	Veolia Eau, Veolia Energie	Veolia Energie	Veolia Energie
Industry	Veolia Energie	Veolia Energie		Veolia Eau, Veolia Energie	Veolia Eau	Veolia Eau		
Works	Veolia Eau, Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Energie, Veolia Propreté	Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Energie, Veolia Propreté, Veolia Transport	Veolia Energie, Veolia Propreté	Veolia Energie, Veolia Propreté	
D&B	Veolia Eau	Veolia Eau	Veolia Eau	Veolia Eau	Veolia Eau	Veolia Eau		Veolia Eau

- Veolia Eau
- Veolia Energie
- Veolia Propreté
- Veolia Transport

Cost structures

Costs	% Total Group VE	High/low per division
Personnel costs	30 to 35 %	Min: 24% - Veolia Energy-Dalkia Max: 49% - Veolia Transport
Operating & maintenance costs	55 to 60 %	Min: 46% - Veolia Transport Max: 69% - Veolia Energy-Dalkia
o.w. energy	*5 to 35 %*	*8% - Veolia Water (Electricity)* *5% - Veolia Environmental Services (Fuel)* *10% - Veolia Transport (Fuel)* *37% - Veolia Energy-Dalkia (Pass through)*
Depreciation charges and provisions	3 to 7 %	Min: 2% - Veolia Energy-Dalkia Max: 8% - Veolia Environmental Services

A solid base: France

Breakdown of VE's revenue by division in France


In €m
CAGR Group 2007–2004 : +7,1%
€11,607m
€12,439m
€13,403m
€14,256m
36%
25%
26%
13%
36%
24%
26%
14%
36%
23%
26%
15%
35%
23%
27%
15%
2004
2005
2006
2007

CAGR 2007- 2004

Water	+5.4%
Waste	+4.9%
Energy	+8.2%
Transportation	+13.3%
	+7.1%

Key figures - France

€ billion	2004	2005	2006	2007
Revenue	11.6	12.4	13.4	14.3
EBIT	0.777	0.846	0.918	0.945
margin (%)	*6.7%*	*6.8%*	*6.8%*	*6.6%*
Capital Emp. (average)	4.19	3.98	4.06	4.31
ROCE (%) before tax	17.5%	19.9%	21.5%	20.9%

Stable overall volumes but appropriate indexation formulas

- **Water :**
  - Slight, structural fall in volumes reflecting mature market
  - Price increases above inflation over the last four years
- **Transportation:**
  - Increasingly complex tender response documents
  - Investment costs gradually passed on to operators in small and medium urban networks
- **Waste:**
  - Stable collection & treatment volumes with higher recycling and recovery rates
  - Generally in line with or above inflation (with the exception of hazardous waste)
- **Energy services:**
  - Volumes sensitive to climate change
  - Pass through (price rises)

A benchmark player

Water

(population served, in the private market)

- Veolia Eau
- Lyonnaise des Eaux
- Saur
- Others
- SEM
- Public operators

Potable Water



Wastewater



Energy - Dalkia

- Veolia Energie / Dalkia
- Elyo
- Cofathec
- Autres

Heating & cooling networks (capacity)



Energy Sces & Multitechnical (revenue)



Waste

(tonnages, private contracts)

- Veolia ES
- Others

Collection of municipal waste



Waste landfill facilities



Incineration of municipal waste



Sorting centres



Treatment of haz. waste



Transportation

(revenue)

- Veolia Transport
- Keolis
- Transdev
- Others

Overall market



Urban



Regional



Ile-de-France



VEOLIA ENVIRONNEMENT

A very high renewal rate


Veolia Water
(DPS contracts and similar)
2007 rev. = €2.23bn
95,0%
93,5%
88,8%
90,9%
10,7
11
20,8
15,7
2004
2005
2006
2007


Veolia ES
(Municipalities and companies)
2007 VES rev. = €3.33bn
78,0%
80,2%
74,5%
75,2%
9,3
13,3
40,1
45,1
2004
2005
2006
2007


Veolia Energy
(hors activités travaux)
2007 VE rev. = €3.85bn
80,0%
81,0%
86,0%
85,0%
100,6
54,7
144,1
71,9
2004
2005
2006
2007
Net portfolio growth (m€)
Renewal rate


Veolia Transport
(networks managed by VT)
2007 rev. = €1.64bn
97,9%
81,5%
99,9%
108,1
11,3
-2,1
2005
2006
2007

Net growth of portfolio = Revenue won - Revenue lost

VEOLIA ENVIRONNEMENT

Creation of value through new services

- Water: decentralized approach combined with pooling of support services (R&D, technical services, management)
  - New opportunities in terms of volume growth even in a mature market
- Energy services: heightened emphasis on energy efficiency
  - Strong position in cogeneration in France with the possibility of simultaneous generation of electricity and heat, while also reducing demand for fossil fuels and greenhouse gas emissions
  - Development of renewable energies, with priority going to biomass
- Transportation:
  - Emergence of big transportation projects: PSMT rail (Metro, Light rail), PSMT road (Bus Rapid Transit)
  - Creation of a JV with Air France to prepare for opening up to competition of high-speed passenger rail transportation
- Waste management: more stringent environmental standards and integrated approach
  - Electricity generation:
    - from biogas captured in landfill sites: + 70.8% (2003-2007)
    - from incineration of municipal waste and special industrial waste: + 27.8% (2003-2007)
  - Available space in landfills: + 78.4 % (2003-2007)
  - Incoming tonnage in Materials Recovery Facilities: + 18.8 % (2004-2007)

Appendices

Veolia's strategy

Our positioning

VEOLIA
ENVIRONNEMENT

A leading player

Position (revenue)	Water (*)	Energy services	Waste management	Transportation (**)
France	**1st: Veolia Water** 2nd: Lyonnaise des Eaux (SE) 3rd: Saur	**1st: Dalkia** 2ème : Elyo 3ème : Cofathec *(energy and multi-technical services)*	**1st: Veolia ES** 2nd: Sita (SE)	**1st: Veolia Transport** 2nd: Keolis 3rd: Transdev *(both urban transit and intercity)*
Germany	1st: RWE 2nd: Gelsenwasser **3rd: Veolia Water**	*Position not significant*	1st: Remondis **2nd: Veolia ES** 3rd: Alba	1st: Deutsche Bahn **2nd: Veolia Transport** 3rd: Arriva
United Kingdom	1st: Thames/Macquarie 2nd: Severn Trent 3rd: United Utilities **8th: Veolia Water**	**1st: Dalkia** 2ème : Elyo/ Cofathec 3ème : G.S.Hall *(energy management)*	**1st: Veolia ES** 2nd: Biffa 3rd: Sita (SE)	*Position not significant*
Czech Republic	**1st: Veolia Eau** 2nd: Lyonnaise des Eaux (SE) 3rd: FCC	**1st: Dalkia** 2ème : CEZ 3ème : International Power *(heating and cooling networks)*	**1st: Veolia ES** 2nd: ASA 3rd: Sita (SE)	1st: ICOM Transport **2nd: Veolia Transport** *(bus)*
USA	**1st: Veolia Water** 2nd: American Water 3rd: OMI	1st: ConEdison 2nd: **Dalkia** *(heating and cooling networks)*	1st: Waste Managem. 2nd: Allied / Republic **3rd: Veolia ES**	**1st: Veolia Transport** 2nd: First 3rd: MV

(*) Fr, Ger, UK, CR = population served (sources: Pinsent Masons Water Yearbook 2007-2008) for the private concession holder market; USA = revenue in the non-regulated market
(**) USA = private operator of urban and suburban transit and transportation on demand

Veolia's strategy

Complementary business lines

VEOLIA
ENVIRONNEMENT

1

Responding to the needs of public authorities and industrial clients facing environmental challenges

The explosion in urban population

- Environmental challenges are set to crystallize in and around cities, which have experienced very sharp growth in the last 100 years:

(billions of inhabitants)	World population	Proportion living in cities	Urban Population
1900	1.5	10%	0.15
2008	6	50%	3
2030	8.5	70%	5.95

The environmental challenges

- **These environmental challenges take the form of:**
  - Pressure on availability of resources (water, energy, materials)
  - Increased generation of waste and pollution

- **This situation requires a new, global approach to management of cities calling for sustainable regional development and urbanization, where Veolia's traditional services will have a major structuring role:**
  - Working alongside public authorities in their urban development
  - Responding to the growing, complex needs of industrial clients
  - Integrating the natural environment in global approaches
  - Greater recourse to recycling/recovery as a response to growing pressure on water and energy resources.

2

Synergies in technology and know-how

A continuous R&D program

- **A growing budget:**
  - €160 million in 2008 (including development of pilot projects by the divisions)
  - or 0.4% of revenue (Utilities sector average = 0.3% of revenues, source Roland Berger).
- **850 experts (425 researchers and 425 front-line developers)**
- **3 main research centres in France (Anjou Recherche - Maisons-Lafitte, CREED - Limay, Eurolum - Paris) and units outside France (Germany, Australia, USA and the United Kingdom**
- **200 partnerships with the scientific community worldwide**
- **Approximately 100 industrial-size prototype units.**

Technical data sheet: desalination

- Reverse osmosis has become the procedure of choice for desalination of seawater, but this high-pressure filtration technique (70 bars) generates high energy consumption and clogging risks.

- R&D studies carried out on desalination by reverse osmosis over the last eight years have made it possible to:
  - determine the reasons for clogging using advanced methods of investigation (electron microscope, SEC/COT/UV, PCR on biofilm, etc.)
  - define the most effective preliminary treatments to control clogging so as to increase the length of the filtration cycle and diminish the amount of energy required
  - model membrane ageing as to optimize operating conditions, thereby preserving the life cycle of membranes
  - define patented treatments of concentrates to eliminate sequestering agents and minimize the impact of discharges.

- Veolia's R&D program has allowed a three-fold decrease in energy consumption in 20 years and should allow a further two-fold reduction from now to 2015

- References: Taweelah 240,000 cu.m./day and Ashkelon 320,000 cu.m./day. Soon: the largest desalination plant in the world (800,000 cu.m./day - Jubail in Saudi Arabia




Ashkelon pre-treatment and reverse osmosis installation pilot unit / 320,000 cu.m./day



Organic deposit



Mineral deposit

Technical data sheet: automated waste sorting

- The rising cost of raw materials and international regulations are giving rise to the materials recovery from waste market, which is moving into the industrial era.
  Automated sorting is the only way to increase efficiency and reduce costs.
- For seven years, VE has been implementing an automation and industrialization of sorting methods program involving
  - detection technologies (infrared, X-rays, electromagnetism, etc.)
  - electromechanical separation equipment (aeraulics, vibrating tables, trommels, etc.
  - sophisticated control-command technologies
  - complex engineering capabilities.
- The R&D program under way aims at improving the quality of recycled products, a further increase in productivity, new possibilities in the field of industrial waste and sorting of municipal waste with very simplified collection (only two bins).




R&D sorting pilots



X-ray detection



MRF in Cognac

Technical data sheet: wastewater treatment

- Wastewater treatment is a sizeable market that requires continuous improvements in efficiency along with a reduction in the size of structures for better integration into the urban environment.
- Veolia achieved mastery of fixed-culture and accelerated settling technology in 1990, allowing it to reduce five-fold the size and cost of structures. Recent advances in R&D:
  - Modelling of fixed and free biomass using molecular biology technologies
  - Modelling of bacterial metabolites in solution by SEC/COT/UV, Pyrolysis/GC/MS
  - Development of sensors and tools for advanced management of procedures
  - Application of hydraulic modelling to multiphase systems

  have allowed development of new rapid settling tanks, simultaneous nitrification/denitrification with low energy consumption and new procedures combining biological treatment, filtration and disinfection for recycling of wastewater.
- The R&D program on mixed fixed/free culture procedures and membranes/biology will make it possible to reduce energy consumption and achieve a two-fold increase in treatment coefficients.


BIOSTYR
Pilot studies


Industrial biofilter


Polystyrene pellets


Achères (1.5m eq./inhab.)

Veolia's strategy

Adapted contractual forms

Adapted contractual forms

Contract Type	Legal Form	Capital intensity	Typical length	Water	Energy	Waste	Transport
		PAO/ (CE + AFOs)		Contracts needs	Contracts needs	Contracts needs	Contracts needs
O&M	DPS, Service concession	>2	5-15 yrs	X	X	X	X
DBO	DPS	>4	5-15 yrs	X	X	X	
Subcontrat-ing	PW contracts, private contracts	>4	5-10 yrs	X	X	X	X
BOT	BOT, PPP, PFI	<1	10-25 yrs	X	X	X	
Concession	Concession, PFI	<1	10-30 yrs	X	X	X	
JV clients	Asset Co / Op Co	<1	10-50 yrs	X	X		
Industry	Outsourcing	<1	5-15 yrs	X	X		
Spot contracts	PW contracts, private contracts	>1	<1 year	X	X	X	X
D&B	Construction	>4	<3 yrs	X			

Long-term contracts: a source of predictable and recurring cash flow

Overall view of contract portfolio

- **Client mix: 70% municipal clients; 30% industrial and tertiary clients**
- **Long-term contracts**
  - **Water:** ~80% municipalities / 20% industrial & tertiary clients
    - Municipalities (length of between 10 and 50 years); industrial & tertiary (3 to 20 years)
  - **Waste management:** ~40% municipalities / 60% industrial & tertiary
    - Collection contracts (1 to 5 years); treatment (longer by nature, up to 30 years)
  - **Energy services:** ~60% municipalities or residential / 40% industrial & tertiary
    - Municipal heating networks (up to 30 years); industrial & tertiary (3 to 16 years)
  - **Transportation**: ~90% municipalities / 10% industrial & tertiary
    - Contract operating length of between 2 and 12 years with an average of 30 years for concessions

A solid base: France

VEOLIA
ENVIRONNEMENT

Stable overall volumes

- Water: Slight, structural decline in volumes due to a mature market
  - Decline of around 1% to 1.5% a year on average for volumes of water sold
    - Rainfall and temperature can generate variations in volumes
  - Fall of around 0.5% and 1% on average for volumes of wastewater treated/recycled

- Waste management: stable volumes of waste collected and treated but increase in volumes of waste recycled/recovered
  - Overall stability in volumes of non-hazardous and hazardous waste collected (landfill and incineration plants) with an increase in level of activity in depots, transfer stations & selective waste collection
  - Continued increase in sorting since 2003 (+29% in volume and +5% in value) and in recycling (doubling in value since 2003)*
  - Very sharp rise in energy recovered from waste in landfill (+71%) and incineration (+28%) since 2003

- Energy services: Volumes sensitive to climate change
  - Around 16% of activity in France is devoted to heating networks
  - In the last five years, significant increase in average winter temperatures with, for 2008, a level close to that of 2004

- Transportation:
  - Fiercer competition and increasingly complex tender response documents in passenger transportation (urban, intercity, Paris Region)
  - Wider opening to competition in the Paris Region in 2017

** Source: Federec*

Appropriate indexation formulas

- Water: Prices have risen more than inflation over the last four years
  - With indexation formulas designed to reflect the global structure of contract costs
  - The share of water and wastewater expenditure in global household budgets has remained stable over the last 10 years (just under 1%).

- Waste management: Generally in line with or above inflation
  - Hazardous waste: decline of 0.25% on average over the period
  - Upward trend in prices for municipal and similar waste (between +3% & +4% in collection) & trend in line with inflation in collection of industrial waste
  - Stable prices, in general, in incineration with brisk activity in non-hazardous waste (landfill)

- Energy services: Price increases passed on ("Pass through")
  - The increase in energy prices is passed on to selling prices with little or no margin
  - An environment of rising energy prices generally encourages the search for energy efficiency with profitability levels associated with energy optimization

- Transportation:
  - Gradual passing on to customers of the additional cost linked to elimination of the 20% reduction in social security costs for drivers: €25m/year
  - Investment costs gradually passed on to operators in small and medium urban networks
  - Reemergence of new concession contract forms in urban transit.

Investor Relations contact information

- **Nathalie PINON,** Head of Investor Relations
and Financial Communication
38 Avenue Kléber – 75116 Paris - France
Telephone +33 1 71 75 01 67
Fax +33 1 71 75 10 12
e-mail nathalie.pinon@veolia.com

- **Brian SULLIVAN,** Vice President, US Investor Relations
200 East Randolph Drive, Suite 7900
Chicago, IL 60601 - USA
Telephone +1 (630) 371 2847
Fax +1 (630) 282 0423
e-mail brian.sullivan@veoliaes.com

Web site
http://veolia-finance.com

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

2009 priorities

Henri Proglio

VEOLIA ENVIRONNEMENT

A stronger plan of actions

- Evolution in the Group's organization fostering pooling of support services activities and competencies on a geographical basis, with the aim of cutting costs and achieving greater commercial and operating efficiency
- Positive free cash flow(1) in 2009
  - Greater selectiveness in investments and acceleration of the asset disposal program
    - Target: €2 billion to €2.5 billion in net investment in 2009
  - Tighter control of Working Capital Requirements
- Productivity improvement
  - improve the contribution of recent acquisitions
  - accelerated, more comprehensive cost-cutting plan - €400m over two years

(1) Net of all investments and disposals

Tighter control of investments and WCR

- In the framework of a more selective approach to investments:
  - minimum IRR > WACC + 3% criterion
  - particular focus on payback: ROCE before tax above 10% in less than five years.
  - Keeping maintenance capital expenditures at around 5% of revenue

in € billions	2005 Proforma	2006	2007
Industrial maintenance investments	1.2	1.4	1.6
Revenue	25.6	28.6	32.6
Maintenance invest / revenue	4.7%	5.0%	4.9%

- Tighter management of WCR:
  - Focus on five major countries: France, UK, Germany, Italy and USA
  - Model not highly consuming in WCR (notably thanks to the contribution of WVS and the transportation division)

Driving performance at the Group level to double the rate at which we generate gains

Gains from the 2004-2008 programs

- 900 performance improvement projects
- Shared services / support functions programs

Efficiency 2010

- Increase focus on operational efficiency
- Maximize scope of shared services initiatives



ROCE 10%
€200m in recurr. net operating income gains/year
~€100m in recurr. net operating income gains/year
Efficacité Efficiency 2010
Start 2004
End 2008
End 2010

Performance improvement:
three main projects supported by the Group's key assets

Performance projects

❶ Organization
Maximize geographical synergies between activities

❷ Operations
Groupwide focus on operating unit performances

❸ Resource Allocation Strategy
Enhance control on industrial investments and contracts profitability

Fundamentals

- An organization structured around its four operating activities

VEOLIA EAU | VEOLIA PROPRETE | VEOLIA ENERGIE | VEOLIA TRANSPORT

- A customer-centric entrepreneurial culture

1. "Organization" project

Organization

A medium-term program that will generate savings as of 2009

€120 m

Goals

- Roll out shared structures over all geographical regions
- Speed up implementation of the road map for Shared Services Centers (SSC)
- Rationalize structures and head offices

Challenges

- Reduce support function costs (economies of scale, benchmarks, automation of tasks, etc.)
- Improved and unified performance management of activities (common standards, alignment on best practices, common processes and tools)
- Professionalization of teams (expertise reinforcement and sharing, development of professional networks, etc.)

1. "Organization" project

Efficacité Efficiency 2010

Actions taken

- Already operating SSC : **€ 7m in 2009**
  - Pilot for Account Payable SSC in four French regions
  - SSC for Dalkia in Poland (Accounting and Payroll)
- Overhead cost-cutting projects:
  - SG&A program Veolia Transport **€ 30m in 2010**
  - Cost-cutting plan for head offices **€ 30m in 2010** ***(€ 75m target)***
- A methodology for comparing the efficiency of functions between head offices, divisions and countries (benchmark)

New actions

- SSC program at the Group level for the transactional part of Finance, HR and IT functions:
  - France: operating in 2009 and progressive roll out over the next three years
  - **€ 20m in 2010 (€ 50m target)**
  - Extension of SSCs to the main countries (USA, UK, Germany, etc.)
  - **€ 10m in 2010 (€ 45m target)**
- Creation of a « Shared Organization » project platform in November 2008 to:
  - drive implementation by geography of shared support function organization
  - rationalize head office structures at Group, Division, Region and Country levels in 2009
- Roll Out of a Group ERP

2. "Operations" project

Operations
Operating processes
Purchasing

€130m

€100m

Goals

- Focus on operating units performance
- Transform Purchasing function to:
  - maximize economies of scale at Group level
  - keep tight control of procurement

Challenges

- Operating processes:
  - Continuous improvement in operating costs (operating productivity, maintenance, civil engineering works)
  - Alignment on best practices (business line KPIs, benchmarks)
- Purchasing:
  - Reduce prices for same quality
  - Control consumption

2. "Operations" project: Operating processes

Efficacité Efficiency 2010

Actions taken

- 90 new operating performance projects
  €30 m in 2010
  Examples :
  - Efficiency P1 Dalkia
  - Improvement of water network efficiency
  - Improvement of social performance
  - Program to reduce accidents in each division...
- Launch of internal best practice initiatives
  - Example: Best practices Water France
- Use of new technologies as a source of productivity
  - Examples: on-board technology, remote meters reading, etc
- Set up of common rules and tools to monitor projects at Group level

New actions

- Heightened operational pressure (beginning of 2009):
  - Implementation of systematic operational indicators by business
  - Operational objectives under the pressure of budget-results process
- Operations excellence plan:
  - Acceleration of programs by business line, for example :
    - Optimization of route (waste collection, transportation, maintenance activities, etc.)
    - Maintenance (industrial sites, truck fleet, etc.)
- Accelerate implementation of local initiatives:
  - 2,000 projects to be launched in 2009-2010
  - 150 efficiency coordinators (1 for every €250m in revenue)

2. "Operations" project: Purchasing

Efficacité Efficiency 2010

Actions taken

- 1200 framework agreements in place
  - covering approximately 30% of exp. of €14bn
  - 480 new / renegotiated contracts in the last quarter **(€ 20m in 2010)**
  - Examples : Mobile telephony, travel, fuel, etc.
- Purchasing platforms set up in the main countries
  - Operating platforms in France, UK, USA, Germany and Australia
- Construction of a world buyers' network coordinated by a central department at the Group level
- Launch of initiatives to improve procurment control

New actions

- Transform the purchasing function in 2009…
  - Centralization of general purchasing by region
  - Tighter coordination of business-line purchasing

…in order to
  - increase number and scope of framework agreements
  - globalize volumes between activities
  - take advantage of our worldwide presence to identify new low-cost sources
- Improve and standardize sub-contracting purchasing practices
- Reinforce management and control of procurment

  Examples France :
  - Procurment realignment by setting up specific platforms **(€10m in 2010, €20m target)**
  - Light vehicles fleet management **(€9m in 2010)**

3. "Resource Allocation Strategy" project

Resource Allocation Strategy
Industrial Investment Contract

Efficacité Efficiency 2010

€50 m

Objectives

- Develop a new strategic approach to define and prioritize the investment/desinvestment opportunities of each division and for the Group
- Enhance and standardize follow-up and management of insufficiently profitable contracts

Challenges

- Define rules for Industrial Investments
- Cut the number of insufficiently profitable contracts

Actions

- Strategic plan for each division (with stricter investment criteria for each business line)
- Mapping of insufficiently profitable contracts in progress together with specific action plans (recovery / disposals)
- Industrial investments review (growth, renewal and maintenance)

Performance improvement: summary

Performance projects	Objectives	Anticipated gains 2009	Anticipated gains 2010
❶ Organization	Reinforce organization by geography and maximize synergies between activities	€50m	€120m
❷ Operations	Put a strain on all operating units	€110m	€230m
❸ Resource Allocation Strategy	Control industrial investments and contracts' profitability	€20m	€50m
		€180m	**€400m**

- Implementation costs (OPEX and CAPEX) for plan as a whole: €60m - €80m (not including costs of ERP rollout)

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

2008 overview and outlook

Jérôme Contamine

VEOLIA ENVIRONNEMENT

2008 Operating cash flow



~€4,400 m (1)
Waste mgt
- €100 m
Economic slowdown
Germany
Italy
Water
- €80 m
Volume, climate
Evolution of tariffs
Other
- €40 m
Deferred Projects
€4,100 to €4,200 m
Contingency for economy : - € 80 m
2008E
(estimate 7 August 2008)
2008E
(estimate 19 October 2008)

(1) +6% in operating cash flow from continuing activities

From 2007 to 2008 Cash Flow from operations


€ m
4 250
4 200
4 150
4 100
4 050
4 000
3 950
3 900
3 850
3 800
2007
Impact of foreign exchange
Impact economic conditions
Impact fuel
Acquisitions
-CO²
+ electricity prices
SG & A
Resolution 2007 litigation Berlin
Social Costs Veolia Transport
Growth & Productivity
2008

VEOLIA ENVIRONNEMENT

2008 – slowdown in investments and acceleration of disposals

- Net investments in 2008 estimated at €3.9 B versus €6 B in 2007.

2008 net investments by business | **2007 net Investments by business**


Eau
Propreté
Energie
Transport

- A disposal program completed or committed to in the area of €1 B by the end of 2008

In €mlns	2006	2007	Completed 30-06-08	Cômpleted July/August 2008	Committed	Decided	Total 2008 decided to date
Industrial disposals	141	213	197	39		108	344
Financial disposals	214	202	63	61	374	65	563
Total disposals	**355**	**415**	**260**	**100**	**374***	**173**	**907**

- 2008 ROCE after tax of around 8.5%

VEOLIA ENVIRONNEMENT

*includind approximatively €300m for Clemessy and Cristal and €74m for the partnership with Mubadala

Strong financial stability
Secure / Flexible

- A secure debt profile
  - No bond maturity > €100 m before February 2012 (€1 Bn),
  - No bond maturity above €1.5 Bn,
  - Average net financial debt duration of nearly 10 years (9.6 years at 30 June 2008),
  - A debt ratio (1) below 4x (3.4x at 30 June 2008),
  - Stable ratings:
    - Moody's: A3/P-2 Stable
    - Standard & Poor's: BBB+/A-2 Stable.

2008e cost of borrowing:
5.7 / 5.8% versus 5.49% at 31/12/2007

(1) = net financial debt/(cash flow from operations+principal repayment of operating financial assets)

Liquidity position

(Data in € B)	VE SA Amounts at 20 Oct. '08	Subsidiary Amounts at 30 June '08	Total
Cash and equivalents	2.1	1.7	3.8
Undrawn confirmed lines	3.9	0.0	3.9
Liquidity position	6.0	1.7	7.7
Short-term financial debt	1.6	2.2	3.8

Strong financial stability
Bond maturities


Bond maturities
€m
1600
1400
1200
1000
800
600
400
200
0
2012
2016
2020
2024
2028
2032
2036

Data at 30 June 2008 - (amount of €10,803m at 30 June 2008)

Strong financial stability

Net financial debt after hedging

- **Fixed rate: 64%**
  - Of which Euro : 72%
  - Of which Dollar : 39%
  - Of which Pound sterling : 84%
- **Variable rate: 36%**

Currencies



15%
9%
10%
66%
Euro
USD
GBP
Other (1)

Data at 30 June 2008

(1) Of which Zloty : 2% and Yuan : 2%

Strong financial stability

Reference points for Veolia in € since 2003 as compared with the conditions for issues (A- average at 10 years)



16/05/2003 :
1000 Mn€ 4.875% 05/2013
30/11/2005 :
900 Mn€ 4.000% 02/2016
10/11/2006 :
1000 Mn€ 4.375% 01/2017
14/03/2008 :
140 Mn€ 4.375% 01/2017
%
6,6
6,3
6,0
5,7
5,4
5,1
4,8
4,5
4,2
3,9
3,6
10/05/2007 :
1000 Mn€ 5.125% 05/2022
janv.-03
juil.-03
janv.-04
juil.-04
janv.-05
juil.-05
janv.-06
juil.-06
janv.-07
juil.-07
janv.-08
juil.-08
Rate for the issue
Conditions for A- average at 10 years
Average financing rate for Veolia

Detail of confirmed undrawn credit lines

Banks	Amounts in €m	Maturities
Syndicated Credit (45 banks)	2,850	20 April 2012
SOCIETE GENERALE	75	23 December 2008
DEUTSCHE BANK	100	29 December 2008
NATIXIS	200	9 February 2009
BNP PARIBAS	150	3 March 2009
CALYON	100	4 January 2010
CIC	100	15 November 2010
ABN AMRO	125	20 December 2010
SOCIETE GENERALE	75	23 December 2010
RBS	100	29 December 2010
Total	**3,875**	

N. B. : The documentation does not contain any disruptive covenants

Strong financial stability
Control / Optimization

- A centralized debt
  - at 80 % in VE SA (excluding proportionally consolidated companies and project financing companies),
  - VE SA : only rated enitity, with the ability to raise very long-term funds, in €/$/£ (with the exception of Three Valleys, the British Water subsidiary)
  - allowing for a control and an optimization of the cost of borrowing:
    - through the management of the split of fixed rate / variable rate debt,
    - by a balance/match by currency and maturity between debt and cash flows.
- A highly developed system of international cash pooling
  - deployed in France, Germany, Great Britain and the Czech Republic and the United States, and in the implementation process in Italy and Benelux (the overall group of these countries representing 88% of the company`s revenue),
  - Daily management of Veolia Environnement cash positions through automated fund management system at the level of VE SA,
  - VE is responsible for the selection of banks and the negotiation of banking conditions (2008 renegotiation: €1.7 m of savings per year).

Strong financial stability
Ratios



3.9 x
3.6 x
3.4 x
3.3 x (1)
3.4 x
NFD/(Cash flow from operations + Principal repayment of operating financial assets)
5
4,5
4
3,5
3
2,5
2
31/12/2004 Adj
31/12/2005 Adj
31/12/2006
31/12/2007
30/06/2008

- Moody's A3/P-2 Stable (cf. September 2008 report)
- Standard & Poor's BBB+/A-2 Stable (cf. October 2008 report)

(1) *3,83 x before taking into account the capital increase announced on 12 June 2007*

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

The evolution of Veolia Environnement

3 constants

- Strong organic growth
- Balanced profile and control of risks
- Strict profitability criteria

3 levers for value creation

- **Historic base generating cash flow that is (i) recurring, (ii) 85% generated in Europe and (iii) benefits from high visibility**
- Operating financial assets based on very secure contractual forms
- Assets invested on the basis of consistent profitability targets (WACC + 3%)

VEOLIA ENVIRONNEMENT

INVESTOR DAY

October 22nd, 2008

1 Review of the evolution of the Group

VEOLIA ENVIRONNEMENT

Veolia Environnement: strong organic growth


In €m
Revenue
CE year-end
* ROCE after taxs
22,8
ROCE* 8.4%
11,4
25,6
ROCE* 10.2%
12,7
28,6
ROCE* 10.8%
14,6
32,6
ROCE* 10.9%
18,4
ROCE* 10%
+11.4%
+15.0%
+26.0%
2004
2005
2006
2007
2008
2009
2010
2011
Portfolio consolidation phase
Change in size/dimension
Projections

- Strong organic growth

- Robust organic growth
- Strong external growth

- Organic growth
- Adjustments in scope

Targeted growth in business

In M€


CAGR Group 2007 – 2004 : +12,7%
€22,792m
€25,570m
€28,620m
€32, 628m
51%
6%
7%
18%
9%
5%
4%
82%
49%
7%
7%
18%
9%
6%
4%
81%
47%
7%
8%
18%
10%
6%
4%
80%
44%
8%
9%
19%
8%
7%
5%
80%
2004
2005
2006
2007

	CAGR 2004- 2007
France	+7.1%
Germany	+26.3%
UK	+21.8%
Rest of Europe	+13.5%
North America	+12.0%
Asia-Pacific	+25.4%
Rest of World	+19.8%
	+12.7%

A balanced geographical contribution

85% of recurring operating income generated in Europe

On December 31, 2007
(€2.5bn)



6%
3%
7%
38%
17%
14%
15%

75% of capital employed located in Europe

On December 31, 2007
(€18.4bn)



5%
9%
24%
13%
12%
22%
15%

France | Germany | UK | Rest of Europe | North America | Asia-Pacific | Rest of World

Operations in regions with high profitability


On December 31, 2005
Recurring operating margin
16%
14%
12%
10%
8%
6%
4%
2%
0%
0%
5%
10%
15%
20%
25%
Germany
United Kingdom
Asia Pacific
France
North America
Rest of Europe
Rest of World


On December 31, 2007
Recurring operating margin
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
0%
5%
10%
15%
20%
25%
Germany
United Kingdom
Asia Pacific
Rest of Europe
France
North America
Rest of World

Capital employed	2005	2007
France	31.2%	24.2%
Germany	6.5%	12.2%
United Kingdom	11.9%	14.8%
Rest of Europe	22.3%	22.4%
North America	15.7%	12.8%
Asia Pacific	6.8%	8.6%
Rest of World	5.6%	5.0%

NB: The size of the circles represents the amount of capital employed by geographical region

INVESTOR DAY

October 22nd, 2008

2 Levers for value creation

VEOLIA ENVIRONNEMENT

Veolia Environnement : 3 main levers for value creation


€bn
Operating financial assets based on very secure contractual forms
Assets invested on the basis of consistant profitability targets (WACC + 3%)
Historic base for all the Group's operating activities generating cash flow that is (i) recurring, (ii) 85% generated in Europe and (iii) benefits from high visibility
25
20
15
10
5
0
14,6
5,6
3,8
1,3
25,3
7,6
2,6
15,1
Shareholders' equity (Group)
Shareholders' equity (minorities)
Net debt 2007
CE end 2006
Operating financial assets 2007
CE in 2007
Other assets 2007
Total CE 2007
Total capital employed

VEOLIA ENVIRONNEMENT

Analysis of Group cash flow generation

Operating activities	
Operating cash flow	4,178
- Change in operating WCR	-167
- Return on OFA	-345
- Maintenance capital expenditures	-1,590
+ Industrial disposals	213
Operational Cash flow	**2,290**

Operating activities	
Return on Op. Fin. assets (OFA)	345
- New OFA	-334
+ Repayment of OFA	395
Cash Flow from AFO	**406**

+

Sub-total Cash Flow from business activities	**2,696**
+ Financial CF and CF from discontinued activities	41
- Invests. excl. new projects and maintenance cap.exp.	-1,001
+ Disposal of financial assets	153
+ Increase in minority shareholders' equity	206
- Tax paid	-417
-Interest income paid	-786
+ Other (Dividends on equity consolidated shares & NC)	15
Free cash flow before major projects	**906**

Group operating activities generating recurring operating cash flow

- Stability and quality of operating cash flow, 85% of which is generated in Europe:

Operating cash flow	2005 proforma	2006	2007	Quote-part 2007
Total Group VE, of which :	2,110	2,112	2,290	100%
France	994	1,031	1,134	50%
United Kingdom	180	281	273	12%
Germany	175	98	160	7%
Czech Republic	132	124	179	8%
Other Europe	305	230	199	9%
North America	169	113	185	8%
China	41	69	46	2%
Asia Pacific excl. China	66	93	110	5%

Detail by Division in € mln

Of which Water	1,050	1,050	1,000
Of which Waste	550	650	900
Of which Energy	400	300	300
Of which Transport	100	100	100

Operating cash flow benefits from high visibility

- Length of contracts
- Weight of concession activities not very sensitive to economic conditions
- High rate of contract renewal
- Ability to generate productivity allowing us to maintain returns in mature zones over the longer term

Length of contracts and weight of concession activities

Contract type	Legal form	Capital intensity	Typical lenght	Water	Energy	Waste	Transport
		POA/ (CE+ AFOs)		Contracts used	Contracts used	Contracts used	Contracts used
O&M	DPS, service concession	>2	5-15 yrs	●	●	●	●
DBO	DPS	>4	5-15 yrs	●	●	●	
Subcontrac-ting	PW contracts, private contracts	>4	5-10 yrs	●	●	●	●
BOT	BOT, PPP, PFI	<1	10-25 yrs	●	●	●	
Concession	Concession, PFI	<1	10-30 yrs	●	●	●	
JV clients	Asset Co/Op Co	<1	10-50 yrs	●	●		
Industry	Outsourcing	<1	5-15 yrs	●	●		
Spot Contracts	PW contracts, private contracts	>1	<1 year	●	●	●	●
D&B	Construction	>4	<3 yrs	●			

High rate of contract renewal (example France)

- Water: a significant renewal rate - above 90%
  - 2004-2007: €320m in renewed revenue, €29m lost, €31m won and net revenue won of €58m thanks to new DSP-type service contracts
  - Average residual length of existing contracts = 7 years - average length of newly won contracts greater than 11 years
- Waste management:
  - 2004-2007: €614m in renewed revenue, €183m lost, €291m won and net revenue won of €108m
  - A diversified industrial and tertiary client mix representative of the main sectors, with low exposure to any one sector (the four main business sectors making up the client portfolio represent only around 1/3 of revenue generated by industrial and tertiary clients)
- Energy services: renewal rate above 80% (84% in 2007)
  - More than offset by new contracts won and extensions, taking the average growth rate in France to +8.2% since 2003
  - 38,000 contracts in France. Average contract length of around 9 years (from 3 years on average for "Facility management" to 20 years for heating and cooling networks)
- Transportation: a renewal rate of between 82% and 99% (2005-2007)

Operating financial assets: based on very secure contractual forms

In the framework of a service contract, assets financed on behalf of clients in return for a guaranteed payment or a series of future payments
Example: concession contract with payment guarantee

- Assets with a limited useful life, which cannot be valued on multiples

  ► **Balance sheet value on 31.12.2007: €5.6bn**

- Assets earning a market return

  ► **6.1% in 2007**

- Assets whose sole risk is the counterparty risk

  ► **Solid counterparties: mostly local authorities & significant industrial clients**

- Assets typically financed by dedicated financing

Operating financial assets in the Group's accounts

	2007 (M€)
Balance sheet:(current and non-current operating financial assets): recorded at amortized cost with corresponding liability in Veolia's consolidated net debt	**5,627.6**
Income statement: Remuneration (i.e. interest payments) are a sub-line to revenue « of which revenue from operating financial assets » and thus also part of the operating cash flow before changes in working capital (EBITDA)	**345.1**
Statement of cash flow (inflow): repayment of the principal associated with operating financial assets is not recognized in the income statement but on the level of "cash flow from investing activities" in the statement of cash flow	**394.7**
Statement of cash flow (outflow): new operating financial assets, which represent capital expenditures for the year coming under the "financial assets model" are also recognized at the level of "cash flow from investing activities" in the statement of cash flow	**420.5**

ROCE is the main indicator of value creation

- ROCE: main indicator of management

  Back to the economic approach linked to the selection criterion (WACC + 3%)

  Recurring operating income as best measure of cash generation

  Change in capital employed is a good approximation of growth investments

→ Link between capital intensity and pay-back

- Definition

$$\text{ROCE} = \frac{\text{Net income from operations}}{\text{Average capital employed during the year}}$$

Net income from operations = Recurring operating income + Share of net income of associates – Income tax expense – Revenue from operating financial assets + Income tax expense allocated to operating financial assets

Capital employed = Intangible assets and property, plant and equipment, net + Goodwill, net of impairment + Investment in associates + Operating and non-operating working capital requirements, net + Net derivative instruments – Provisions - Other non-current debt

Average capital employed for the year: average of capital employed at opening and closing

Examples of value creation: Veolia Energy in Poland



Lodz
450
400
350
300
250
200
150
100
50
-
in ME uros
16%
14%
12%
10%
8%
6%
4%
2%
0%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Year
Net revenue
Free Cash Flow
Operating Result
ROCE after tax

VEOLIA ENVIRONNEMENT

Examples of value creation: Waste management in the U.K.

Hampshire



Net revenue
Free Cash Flow
Operating Result
ROCE after tax
£m
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
-60.0
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
2006 2007 2008 2009 2010 2011 2012 2013 2017 2018 2019 2020 2021 2022 2023
Year

Examples of value creation: Veolia Water in China



Kunming
M€
CA
Coûts
CFL
55,0
45,0
35,0
25,0
15,0
5,0
-5,0
-15,0
-25,0
-35,0
20,0%
18,0%
16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
2005
2006
2007
2008 E
2009 E
2010 E
2011 E
2012E
2013 E
2014 E

Impact of recent acquisitions on Group profitability

- Our portfolio of activities includes large assets that are not yet at maturity:
  - Major projects 2006: €1.4bn
    - Acquisition of Cleanaway in the UK notably
  - Major projects 2007: €4bn, including €900 mln in organic growth
    - Acquisitions of Sulo in Germany, of the leading private heating and cooling network in North America (TNAi), of TMT in Italy and of non-regulated water activities in the United Kingdom primarily

These major projects represent almost one third of Group capital employed at end 2007

- The 2007 assets today have a dilutive impact on the Group ROCE.
- Our goal: to increase FCF and the profitability of these new projects through the Efficiency Plan 2010 and specific action plans (e.g. Sulo).

Target medium-term ROCE before tax
3 main categories of operations

- **Historic base in all the Group's business lines**
  Maintaining high levels of ROCE over the 2008-2014 period
  - France: maintaining a ROCE of around 18%-20%
  - Czech Republic: maintaining a ROCE of around 16%-18%
  - United Kingdom: increase of around 1% to 12%-14%
- **Mature markets with recent operations for one or several Group business lines**
  Gain of 2% looking to 2011 and an additional 2% looking to 2014
  - North America
  - Germany
  - Rest of Europe
- **Developing markets**
  Gain of at least 3% looking to 2011 and an additional 3% looking to 2014.
  - Asia Pacific
  - Rest of World

Trends in ROCE before tax 2004 – 2008 – 2014 for the three main categories of operations



Capital Employed (€ blns)
16
14
12
10
8
6
4
2
0
0.0%
5.0%
10.0%
15.0%
20.0%
ROCE before tax
Markets with recent operations
(Ger. + US + Rest of Europe excl. CZR)
Historical base
(FR + UK + CZR)
Developing markets
(China + AP excl. Ch.)

Figures for indicative purpose only

VEOLIA ENVIRONNEMENT

Action plan 2008 - 2010

Priority given to improvement in ROCE: 10% net end 2010

Productivity improvement

Improvement in contribution of recent acquisitions

Implementation of "Efficiency 2010" plan: €400m in full year 2011

Positive free cash flow(1) in 2009

Net investment target 2009: €2 bn to €2.5 bn

Tighter control of new investments and WCR

Acceleration of the asset disposal program

Geographical strengthening of organization to increase generation of commercial synergies

(1) Net of all investments and disposals

Appendices

A balanced geographical contribution: over 80% of operating cash flow generated in Europe



On December 31, 2005
50%
9%
9%
16%
7%
6%
3%
On December 31, 2007
44%
11%
12%
16%
7%
6%
4%
France
Germany
UK
Rest of Europe
North America
Asia-Pacific
Rest of World

Capital employed 2007

In €m	31/12/06	31/12/07
Net tangible & intangible fixed assets	11,644	**14,118**
Goodwill	5,705	**6,913**
Investments in associates	241	**292**
Inventory & Work in progress	732	**840**
Operating receivables	10,969	**12,459**
Operating payables	- 11,269	**- 12,945**
Deferred tax, net	- 149	**- 326**
Tax on disposal of assets in North America & related restructuring	- 85	**- 61**
Working capital requirement	198	**-33**
Net derivative instruments	27	**79**
Provisions	- 3,023	**- 2,964**
Other long-term liabilities	-207	**-**
Capitaux employés	**14,585**	**18,405**

Average capital employed 2007

In €m	31/12/06	31/12/07
Capital employed	14,585	**18,405**
Average capital employed in 2007		**16,495**

VEOLIA ENVIRONNEMENT

Calculation of 2007 ROCE

In €m	31/12/07
Recurring operating income	**2,469**
Corporate tax	- 420
Tax loss linked to North American disposals & related restructuring	+ 24
Exceptional tax gain from recognition of tax deficits eligible for carryover in the USA	- 11
Total tax expense	**- 407**
Share of net income of associates	+ 17
Income from financing activities for third parties (revenue from OFA)	- 345
Tax allocated to financing activities for third parties (tax OFA)	+ 63
Net income from operations	1,797

Calculation of 2007 ROCE

In €m	31/12/07
Net income from operations	1,797
Average capital employed in 2007	16,495
ROCE after tax	10.9%

Free cash flow before new projects

In €m	2005 adj.	2006	2007
Cash flow from operations[(1)]	**3,542**	**3,844**	**4,219**
Principal repayment of operating financial assets	+ 321	+ 438	**+ 395**
Total cash generation	**3,863**	**4,282**	**4,614**
Maintenance capital expenditures	- 1,212	- 1,411	**- 1,590**
New operating financial assets	- 513	- 361	**- 334**
Change in operating WCR	- 39	- 112	**- 167**
Tax paid	- 339	- 343	**- 417**
Interest paid	- 739	- 596	**- 786**
Change in capital reserved to minorities	+ 8	+ 82	**+ 206**
Growth and current development investments	- 834	- 1,010	**- 1,001**
Disposal of assets	+ 343	+ 355	**+ 366**
Others	+ 17	+ 15	**+ 15**
Free cash flow before new projects	**555**	**901**	**906**

(1) Cash flow from operations = EBITDA

Investor Relations contact information

- **Nathalie PINON,** Head of Investor Relations
  and Financial Communication
  38 Avenue Kléber – 75116 Paris - France
  Telephone +33 1 71 75 01 67
  Fax +33 1 71 75 10 12
  e-mail **nathalie.pinon@veolia.com**

- **Brian SULLIVAN,** Vice President, US Investor Relations
  200 East Randolph Drive, Suite 7900
  Chicago, IL 60601 - USA
  Telephone +1 (630) 371 2847
  Fax +1 (630) 282 0423
  e-mail **brian.sullivan@veoliaes.com**

Web site
http://veolia-finance.com

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Dalkia : Europe's leading energy services company

Olivier Barbaroux

VEOLIA ENVIRONNEMENT

Europe's leading energy services company

A strong market position

VEOLIA ENVIRONNEMENT

Dalkia in the energy chain



GAS/OIL:
Exploration, Production
ELECTRICITY: Generation
MAJOR ENERGY COMPANIES
Transmission
Wholesale market
Local production, cogeneration, biomass
Dalkia
Distribution
(heat, gas, electricity)
Managing demand
End users: homes, offices, public buildings, hospitals, industrial plants, shopping centres

Energy in the city


CO2
CO2
CO2
BUILDINGS:
HVAC,
lighting,
electricity,
lifts, safety
systems
INDUSTRIAL PLANTS
Steam, electricity, compressed
air, industrial gases, hot water,
chilled water, cooling, vacuum
Central heating
systems or
cogeneration plants
Hospitals
NETWORKS
Hot or cold water
Steam
Electricity
Public lighting

Overall 2007 energy balance


Energy savings
12.9 TWh
Savings
Renewables
6.9 TWh
Coal 25.8 TWh
Oil 4.2 TWh
Gas
53.0 TWh
Other 4.9 TWh
95 TWh
Fuel Purchases
4.6Mt
20.9 Mt CO_2
Transformation
Energy Services
12.7 TWh
Heat
41.9 TWh
Power
14 TWh
69 TWh
Energies & Services

Market leader in our business segments: local authorities

Managing local authorities' energy needs

Revenue:

€1.6bn* or 20% of total managed revenue for 2007**

- No. 1 in France (with 45% of the market) and Italy
- Serving 21,500 educational, cultural, leisure and sports facilities
- Serving 5,641,000 multi-family housing units.



** From management reporting*
*** Excluding district heating and cooling systems*

VEOLIA ENVIRONNEMENT

Market leader in our business segments: district networks

The world leader, managing 700 district networks

Revenue:

€1.9bn or 25% of total managed revenue for 2007*

- No.1 in Europe with 31% of the outsourced market
- Leading private operator in the USA, pioneer in China as operator of the Harbin and Jiamusi district networks
- Very large facilities: Lodz, Poznan (Poland), Vilnius (Lithuania), Ostrava (Czech Republic)
- Advanced technologies: network management software, optimized maintenance, ramp-up of biomass-fired plants.

*From management reporting

Market leader in its business segments: industry

3,895 industrial facilities managed worldwide

Revenue:

€1.7bn or 22% of total managed revenue for 2007 *



- No. 1 in France (with 27% of the market) and the United Kingdom
- Strong positions in Italy, Sweden and Spain
- Fast-growing presence in Central and Eastern Europe
- Key to entry in potential markets.

* From management reporting

Market leader in its business segments: health

4,967 hospitals managed worldwide

Revenue:

€1.1bn or 14% of total managed revenue for 2007 *

- No. 1 in France (with 32% of the market) and Italy (21%)
- Strong positions in Sweden, UK, Spain, Latin America
- Fast-growing presence in Central and Eastern Europe
- Key to entry in emerging markets.



* From management reporting

Contract description by business

	Operating margin	Average size	Average length
Building energy management	3 to 10%	€100,000 to €5,000,000	3 to 5 years without investment 8 to 12 years with investment
District networks	8 to 15%	> €5,000,000	20 to 30 years Unlimited in certain countries
Industrial utilities	4 to 8%	€500,000 to €5,000,000	5 years without investment 10 to 12 years with investment

Dalkia: the leading energy services provider

Estimated total European outstourcing market: €41bn


17%
3%
20%
33%
27%
Dalkia
IDEX and equivalents
Power companies
Facilities management companies
Electrical construction & installation companies

Dalkia



GDF-Suez, Fortum, Vattenfall, EON, ...

Several dozen
ISS, Johnson Controls, Faceo Compass, Eurogen Jones Lang Lassalle, ...

Several dozen
Bouygues, Vinci Eiffage, Ferrovial Cegelec, Siemens Spie, ...

Specialists | **Dominant energy producer model** | **No energy management skills**

Synergies within Veolia

- Business
  - Diageo
  - PSA Trnava
  - Cle (ArcelorMittal in Brazil)
- Tools
  - Shared services centre in Lyon
  - Shared services centre in Germany
  - Environmental research centre (CRPE) in France






Dalkia's critical success factors

- The unique energy market environment
- The global issues raised by greenhouse gas emissions
- Strong skills in energy facility engineering and energy trading, backed by powerful R&D capabilities

Europe's leading energy services company

Adjusting to the financial crisis

VEOLIA ENVIRONNEMENT

Financial performance

€M	2004	2007	CAGR
Turnover	4,948	**6,896**	+12%
EBITDA	542	**656**	+8%
EBITDA Margin	11 %	**9.5%**	
EBIT	255	**388**	+19%
EBIT Margin	5.2 %	**5.6%**	
Employed capital	1,958	**3,013**	+12%
ROCE before tax	10 %	**11.7%**	

Action plan

- Concentrate resources on core activities
  - Close to core business
  - Reinforcing existing country positions
  - Arbitrage in high profitability projects
- Reinforce efficiency plan
- Reduce working capital
- Divest from non core activities
- Positive net cash flow (after investments and dividends)

Trends

€M	2007	2011 (target)
Turnover	**6,896**	+ 5 - 7%
EBITDA Margin	**9.5%**	12%
EBIT Margin	**5.6%**	7%
ROCE before tax	**11.7 %**	13 - 14%

Europe's leading energy services company

Favourable market trends

VEOLIA ENVIRONNEMENT

Favourable market background

Energy efficiency and renewable energies

IEA – CO_2 emissions (millions of tons)



CO_2 emissions (Gt CO_2/yr)
70
60
50
40
30
20
10
0
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
Baseline Emissions 62 Gt
BLUE Map Emissions 14 Gt
6% Nuclear Power
19% Fossil fuel power generation mix
21% Renewable energies
54% energy efficiency
Dalkia's business

Strategic focus on energy efficiency

- Long term practice in energy savings
  - Energy savings (+24.8% of savings from 2003 to 2007)
  - Global reduction of CO_2 emissions (+28.3% from 2003 to 2007)

- Major ambition on global warming mitigation



Renewables
IT
Isolation
High performance hardware:

Global offer for building energy structuring
Target : -38 % in 2020 in France (Grenelle)



Wasted energy use
CO_2
Local electricity generation
Wasted energy use
Steam

Partnering with industry to modernize process and reduce CO_2 emissions

Strategic focus on renewable energies

- Biomass: European leader. Aiming for 13 Mt in Europe by 2015
  - Priority targets: Europe, USA, Latin American
- Concentrated solar power
  - Targeting mainly Southern Europe, North Africa, Middle East



Very promising market outlooks

Heating networks



Europe: €17bn
China and North America: equivalent
Russia: 3 x Europe



Local Authorities

Europe: €30bn
Potential outside Europe to be explored



Industry

Europe: €70bn
North America: equivalent
China and India: very strong potential



Health

Europe: €25bn
Considerable potential throughout the world

Commercial



Europe: €90bn
Similar opportunities in the Americas
Growing opportunities in Asia and India

Focus on high-value-added projects

- Heating or cooling networks
- Biomass-fired CHP plants
- Deployment of photovoltaic, thermal and thermodynamic solar energy
- Stepped up focus on cogeneration
- Building energy refurbishment services
- Zero-carbon projects for industry
- Industrial park development
- Ramp-up of integrated hospital management solutions

Appendices

Favourable market trends


Climate change
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.0
- 0.5
- 1.0
Without a massive reduction in CO_2 emissions, climate experts warn that the pace of global warming will accelerate.
1000
1100
1200
1300
1400
1500
1600
1700
1800
1900
2000
2100

VEOLIA ENVIRONNEMENT

Favourable market trends



Soaring energy prices
Price (Ũ)
180
160
140
120
100
80
60
40
20
-
2002
2003
2004
2005
2006
2007
2008
2009
2010
Coal Ũ/t
Electricity Ũ/MWh
Oil Ũ/bl
Gas Ũ/MWh

Strong growth potential


Energy services market based on two scenarios
Europe - €bn in constant euros
Market size (in €bn)
100
90
80
70
60
50
40
30
20
10
0
€41bn
€69bn
€103bn
Biomass
Energy services
District networks
2007
2020
Scenario 1
Oil at $100/b
2020
Scenario 2
Oil at $200/b

Investor Relations contact information

- **Nathalie PINON,** Head of Investor Relations
  and Financial Communication
  38 Avenue Kléber – 75116 Paris - France
  Telephone +33 1 71 75 01 67
  Fax +33 1 71 75 10 12
  e-mail **nathalie.pinon@veolia.com**

- **Brian SULLIVAN,** Vice President, US Investor Relations
  200 East Randolph Drive, Suite 7900
  Chicago, IL 60601 - USA
  Telephone +1 (630) 371 2847
  Fax +1 (630) 282 0423
  e-mail **brian.sullivan@veoliaes.com**

Web site
http://veolia-finance.com

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Veolia Eau

Antoine Frérot

VEOLIA
ENVIRONNEMENT

Agenda

- Introduction - Review of key figures
- Strategy followed from 2002 to 2006
- New market factors
- Avenues to pursue for profitable growth
- Conclusion – Outlook
- Appendices

Introduction - Review of key figures

Key figures

in €m	2004	2007	
Revenue (1)	7,954	10,928	11% CAGR
Recurring op. income	850	1,266	14% CAGR
Op. income margin	10.7%	11.6%	
Av. capital employed	4,024	5,688	
ROCE before tax	16.5%	18.1%	

VEOLIA WATER: undisputed leader and market benchmark

(1) Revenue from ordinary activities (excl. non-Group income, after disposal of USF)

Strategy followed from 2002 to 2006

VEOLIA ENVIRONNEMENT

Market dominated by operations from 2002 to 2006

- Until 2006, a large proportion of new projects under call for tender included a substantial operating component (and a smaller proportion of construction-only contracts)
- On all these contracts, we were able to seize a good share of the best opportunities
- We have developed a progressive approach to markets depending on their maturity: from technical assistance or BOT... to concession

Value creation approach: the hockey-stick curve



Shenzhen
PAO
Charges d'exploitation
ROCE
100
0
PAO
Charges
en M€
15%
10%
5%
0%
ROCE
2005
2006
2007
2008 E
2009 E
2010 E
2011 E
2012E
2013 E
2014 E

Efficiency gains — Short term → Middle term

- Improvement in invoicing / collection
- Optimization of maintenance / purchasing / consumption
- Reorganization of operation (sectorization)
- Gradual downsizing of workforce
- Reorganization of works and "insourcing"
- Metering and reducing leaks
- Phasing of major investments

Project selection criteria

- Average length
  - with significant investment: 15-30 years
  - with little investment: 8-12 years
- Project IRR
  - higher than WACC+3%
- ROCE
  - higher than WACC in year 2 for short contracts
  - higher than WACC in year 5 for long contracts
- Payback
  - Before the midpoint of the contract

New market factors

A new context since 2007 …

- Pressure on natural resource
  - fall in individual consumption
  - numerous projects for harnessing alternative resources
- Satisfactory ecological state of water resources
  - new treatment projects
- Pressure on purchasing power and the financial crisis
  - some tariff increases postponed
  - new operating projects (municipal and industrial) postponed

In which economic factors are temporarily unfavorable…

- Resulting in a "mixed" outcome in 2008:

Main elements weighting on the 2008 cash flow from operation estimates

Operating cash flow impact (in €m)	June	October	Total 2008
Drop in volumes	10	30	40
Tariff increases postponed	-	30	30
Investments postponed	-	20	20
Forex variations	30	0	30
Total	**40**	**80**	**120**

→ 2008 operating cash flow equivalent to 2007

- and before extinguishment of "Vivendi Universal compensation payment" transferred to Société Générale:
  - in 2009 : €23m
  - in 2010 and after : €40m

… but major strengths compared to the competition in this new context

- Leading-edge technologies, now benchmarks in the sector


Desalination


Recycling


Remote meter reading
Personalized services


Veolia Water test platform


Methanization
Energy efficiency

... but major strengths compared to the competition in this new context

- New services, often created with other Veolia divisions
- Management of skills and employee training
- Capacity to forge innovative partnerships
- Close coordination between engineering-construction and operation

Avenues to pursue for profitable growth

VEOLIA ENVIRONNEMENT

The engineering-construction: a booming business

The engineering-construction cycle at Veolia Water over the last 10 years
Revenue (en Mrd €)



1.0
1.7
2.0
1.8
1.8
1.9
2.2
2.6
2.9
1999
2000
2001
2002
2003
2004
2005
2006
2007

- **Average Capital employed 2007**
  € -146m (Sources)
- **Operating margin rate 2007**
  3.4% (Op. income/Revenue)

Operating Income Margin



3.5%
3.0%
2.5%
2.0%
1.5%
1.9%
2.6%
3.0%
3.4%
2004
2005 *
2006
2007

* Excl. Aquarene

% of 2004 revenue | **2008 estimate**



24%
76%
30%
70%
Construction
Operation

Municipal operation: a rebound anticipated after the construction cycle

- Our business selection strategy:
  - The complexity of the structures under construction
  - Their interest in our model of delegated management

Great diversity of operating models:

- DBO
- BOT
- Management contract
- O&M
- Concession
- ...

Geographical priorities:

- Short term:
  - Middle East
  - Australie
  - North Asia
  - Eastern Europe
- Medium term:
  - North America
  - Southern Europe

- Some major successes already in the bag

Municipal operation in France: a renewal market

- Renewal rate (revenue) of 92% over four years despite the special case of Paris
- Model ground rules: 10-year price and margin cycles


marge
0
temps
10 à 12 ans

- The impact of new services
- Our equation in order to push up cash flow from operation by 5% a year:

Renewal	New services	Efficiency	
- 5%	+ 5%	+ 5%	= + 5% overall

VEOLIA ENVIRONNEMENT

The industrial market: the strength of the construction + operation model

- Strong, worldwide trends
  - Sharp increases in energy and raw material prices
  - Growing pressure on water resources set against high demand
  - Stricter requirements in treatment of polluting effluent
  - Need to recover reusable materials (salts, organic products, metals…)
- Priority industrial sectors for Veolia
  - Oil
  - Chemicals
  - Metal - iron and steel industries
- Key factors for success
  - Technology
  - Safety
  - Project management

→ Strong growth potential and fast payback

Conclusion - Outlook

VEOLIA
ENVIRONNEMENT

Outlook

in €m	2007	Target 2011
Revenue	10,928	6 to 9% CAGR
Recurring op. income	1,266	
Op. income margin	11.6%	10 to 11%
Av. capital employed	5,688	
ROCE before tax	18.1%	16 to 18%

Appendices

Solid know-how over all the water cycles


Management of natural resources
An integrated approach aimed at preserving the environment
Production of potable water
Distribution network
Customer management
Recycling of sludge
Treatment of stormwater / wastewater
Wastewater collection
Monitoring water quality

Geographical breakdown of business

Approximately 5,000 contracts managed across 60 countries
Almost 83,000 employees



Europe (excl. France)
France
29.9%
% of Revenue
America
45.1%
26,220
Employees
6.3%
29,725
Asia - Pacific
6,551
9.4%
Africa
Middle-East India
12,645
9.3%
7,726

Radical change in the competitive landscape



2006 revenue (€m)(1)
10,088
10 000
8 000
6 000
4 000
2 000
0
Bouygues
Copasa
Aqualia/Proactiva
Saur
Agbar
United Utilities
Sabesp
Thames
Severn Trent
RWE Aqua
Ondeo
Veolia Eau

- Only one global competitor: Suez Environnement (Ondeo)
- Some players have pulled out:
  - energy groups: RWE, E.ON, Nuon, Enel, etc.
  - UK players (fallback on the UK market)
- Others have emerged:
  - Spanish, Asian construction & civil engineering groups...
  - Equipment manufacturers: GE, Siemens...
  - Infrastructure funds: Macquarie, Beijing Capital Group...
  - Public operators: local government control in Germany, Italy, Singapore

*Source: GWI – 11/2007 *GWI Global Water Awards 2008*
(1) 2007 figures not yet available

Municipal operation: typical performance of international contracts

	Capital employed (incl. OFM)	EBITDA (% rev.)	EBIT (% rev.)	ROCE (incl. OFM)	Length (years)
DBO	ε	8-15%	5-10%	+++	3 + 15
BOT (OFM)	6xCA	40-50%	40-50%	8-10% n+4 10-15% n+15	3 + 20
Management Contract	ε	4-6%	3-5%	+++	5
O&M	1xCA	10% at start 20% at end	5% at start 15% at end	20% on average	10 to 20
Concessions	3xCA	30-40%	20-30%	3-5% at start 15-20% at end	20 to 50

Main risks
- Volume trends
- Tariff trends

Correct evaluation of consumption
+
Tariff indexation clauses

+

Clear contractual clauses
+
Evaluation of living standards
+
Well-structured political partnerships

Engineering-construction boosted by high-growth economies


2003 revenue - VWS
13%
17%
36%
34%
14% CAGR
2007 revenue - VWS
27%
23%
20%
30%
America & Asia
France
Europe
Africa & Middle East

- Principal driver: technology
- Tool of Veolia Water's new achievements

The industrial market: world references

- Artenius (Sines - Portugal)
  - Veolia Environnement was chosen by Artenius, subsidiary of the chemical group La Seda de Barcelona, to build and operate the production plant for all utilities: process water, treatment of effluent, steam, electricity and treatment of gases.
  - **Length: 15 years - Cumulative revenue ≈ 850 million euros**
- Thyssen Krupp (Mont Vernon - Alabama, USA)
  - The German steel group Thyssen Krupp is setting up a new plant with a capacity of 4.5 million metric tons/year. It asked Veolia Water to build and operate all its water utilities.
  - **Length: 10 years - cumulative revenue ≈ 84 million euros**
- PSA Peugeot Citroën (Trnava, Slovakia)
  - Veolia Environnement has worked alongside PSA in the framework of its plan to build a new manufacturing plant.
  - Scope: water and energy utilities, Facilities Management and management of rail traffic
  - Workforce: 260
  - **Length: 8 years - cumulative revenue ≈ 65 million euro**
- Showa Denko (Japan)
  - Showa Denko is a leading world manufacturer of computer hard drives. It asked Veolia Water to design, build and operate ultrapure water production, recycling and effluent treatment installations. The quality of the resulting partnership has prompted Showa Denko to choose Veolia Water for three new projects since, in Japan, Taiwan and Singapore.
  - **Length: 6 to 25 years - cumulative revenue ≈ 540 million euros**

Investor Relations contact information

- **Nathalie PINON,** Head of Investor Relations
and Financial Communication
38 Avenue Kléber – 75116 Paris - France
Telephone +33 1 71 75 01 67
Fax +33 1 71 75 10 12
e-mail nathalie.pinon@veolia.com

- **Brian SULLIVAN,** Vice President, US Investor Relations
200 East Randolph Drive, Suite 7900
Chicago, IL 60601 - USA
Telephone +1 (630) 371 2847
Fax +1 (630) 282 0423
e-mail brian.sullivan@veoliaes.com

Web site
http://veolia-finance.com

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Veolia Environmental Services

Denis Gasquet

VEOLIA ENVIRONNEMENT

Review of our business

- Veolia Environmental Services is the only worldwide operator providing a complete range of waste management services: liquid and solid waste, non-hazardous and hazardous waste, from collection to recycling/recovery, on behalf of companies and local authorities:
  - Upstream, the division offers waste management services: collection and transfer of waste, sewage services, cleaning, maintenance of equipment and production tools as well as soil remediation.
  - Downstream, it offers various recycling/recovery solutions: materials recovery, agricultural and energy recovery.

Veolia Environmental Services:
The reference company in its sector

Integrated Value Chain:
"Turning Waste into a Resource"



INPUT
Waste stream
Services
Logistic
Waste Treatment
OUTPUT
Resource management
Recycling / Recovery
Disposal
Municipal Waste
Municipal Services
• Street cleaning
• Sewage cleaning
Traditional Collection
Pre-sorted Collection
Drop-off Center
Transfer Station
Composting Facility
Agricultural fertilizers
Sorting & Recovery Facility
Secondary Raw Materials
Paper, Wood, Plastic, Metal...
Commercial & Industrial Waste
On-Site Industrial Services
• On-site sorting, recycling, treatment
• On-site collection
• Industrial cleaning
C&I Collection
Recyclable Collection
Landfill
Refuse Derived Fuels (RDF)
Metal
Ash
Waste to Energy
Energy
Hazardous Waste
• On-site HW management
• Industrial maintenance
• Remediation
HW Collection
Grouping Platform
HW Treatment
(Incineration, PC, Bio...)
Stabilization & Landfill
Recycling Unit
Secondary Raw Materials
Oil, Solvent, Noble Metals, Catalyzer

VEOLIA ENVIRONNEMENT

Veolia Environmental Services is a leader in the waste management and recycling markets



Revenue
(€Bn)
+14%/yr.
6.2
6.6
7.5
9.2
2004
2005
2006
2007



Competitors in the Waste Mgmt. & Recycling markets
2007 revenue (€bn)
9.2
9.1
6.0
4.6
4.6
4.2
3.2
2.8
2.8
2.6
2.2
2.1
1.8
Veolia
Waste Mngt
Suez Env. (Sita)
Remondis/TSR
SIMS
Allied Waste
Derichebourg
ALBA/Interseroh
Stena
FCC
Republic
EMR
Schnitzer Steel

In 2007, Veolia Environmental Services was the world leader in terms of revenue, the only operator active on all continents

VEOLIA ENVIRONNEMENT

Solid financial results

€m	2004	2007
Revenue	6,214	9,214
EBITDA	986	1,461
EBITDA margin	15.9%	15.9%
EBIT	468	803
EBIT margin	7.5%	8.7%
Capital employed	4,279	5 890
ROCE before tax	10.9%	12.5%

€m	H_1 2004	H_1 2007	H_1 2008
Revenue	3,048	4,196	5,085
EBITDA	473	678	715
EBITDA margin	15.5%	16.1%	14.1%
EBIT	222	389	405
EBIT margin	7.3%	9.3%	8.0%

… but a year of contrasting impacts in 2008

Fundamentals are solid, but 2008 EBITDA will be not very different from the 2007 one, due to difficult economic conditions and non-recurring elements

Economic conditions

- Economic conditions account for approximately half the impact on EBITDA
  - Appreciable fall in tonnages collected and treated, depending on the markets
  - Increase in fuel and personnel costs, only partly passed on to customers
  - Sharp volatility in raw materials (paper, metals, etc.)
- Difficult economic conditions affecting all our operations, notably in France, Germany and Italy. In North America and the United Kingdom, this impact is offset by our ability to raise prices and by good PFI performances.

Non-recurring elements

- Non-recurring elements had a substantial negative impact on EBITDA
  - In Italy: dispute with vendor and technical difficulties preventing us from operating plants at full capacity (will not recur in 2009)
  - In North America : temporary shutdown of the Pinellas generator
  - In Germany:
    - administrative shutdown of a clay mine landfill which led to increase in elimination costs in the West region
    - revaluation of DSD prices applicable in 2008 and retroactively for 2007
    - costs of implementing the restructuring plan

Veolia Environmental Services can offset the adverse impact stemming from the economic slowdown

- Veolia Environmental Services has implemented an ambitious program of measures aimed at generating additional cash resources in 2009
  - Cost Savings Plan directly impacting 2009 EBITDA
  - Improvement of acquisitions
  - Non-core asset disposal program
  - In 2009, a reduction in the level of growth and financial investment

Veolia Environmental Services intend to generate positive free cash flow in 2009 before proceeds from the disposal of non-core assets through reducing drastically its investment

Today we have a balanced business portfolio

Breakdown of 2007 revenue by activity



9%
8%
22%
8%
11%
24%
18%

- Municipal Collection
- C&I Collection
- Industrial services and HW collection
- Sorting and recycling
- Treatment of hazardous waste
- Incineration
- Landfill

Operating margin by activity

Municipal Collection	4 - 7%
C&I Collection	5 - 9%
Industrial services and HW collection	2 - 8%
Sorting and Recycling	7 - 20%
Treatment of Hazardous Waste	11 - 19%
Incineration O&M Incineration BOT	5 - 10% 20 - 30%
Landfill	15 - 35%

Strong international positions

Geographical breakdown of H1 2008 revenue



2%
37%
16%
12%
12%
14%
7%
Rest of World
France
GB
Germany
Rest of Europe
North America
Asia-Pacific

- Veolia Environmental Services' activity is becoming more international, around **four main strongholds:**
  - France
  - United Kingdom
  - Germany
  - USA / Canada
- **Major positions in the rest of Europe**
  - particularly in Norway, Denmark, Switzerland, Italy and Eastern Europe
- **Solid references in Asia-Pacific**
  - notably China and Australia

Strategic positions acquired in the European market in the past two years



United Kingdom

- Cleanaway UK in June 2006: acquisition for €595m enterprise value and doubling of market share in the United Kingdom (15% versus 7% before the operation)

France

- Bartin Reycling Group in February 2008 for €190m enterprise value: no. 3 in recycling and recovery of ferrous and non-ferrous scrap metals in France

Germany

- Sulo (undisputed specialist in paper and plastics recycling and organic recycling) in July 2007: acquisition for €1,308m enterprise value (after disposal of container activities) and stronger position in Germany (11%)

Italy

- VSA Tecnitalia (formerly TMT) in October 2007: acquisition for €338m enterprise value - equivalent 100% - and stronger market share in Italy (28% of the incineration market vs. 6%)

In 2007 Veolia Environmental Services established very strong positions in Germany with the acquisition of Sulo



- A leader in traditional waste management markets, with national coverage
  - No.1 in Municipal
  - No.2 in C&I, with over 100,000 customers
- Undisputed specialist in recycling, notably in paper and plastics
  - Over 250 sites including 60 sorting and recycling sites
  - Over 2m tons of paper
- 2008 results are adversely impacted, below the initial BP
  - Reduction in DSD activity
  - Increase in fuel and labor costs, only partly passed on
  - Pressures in the C&I market and appreciable fall in tonnages
  - Increase in elimination costs in the West region following administrative shutdown of a clay mine landfill in April 2008

These risks, amplified by current economic conditions, are not unusual folowing acquisitions on this scale (e.g; US, UK, etc.)

Implementation of a solid recovery plan:

- Reorganization and reinforcement of control structures
- Geographical regroupings and cost savings plan
  - synergies, transition from 6 to 4 regions and consolidation of agencies
  - drastic reduction in head office costs
- Plan to increase C&I and DSD profitability
  - Recovery, consolidation or closure of loss-making centers
  - Systematic analysis of profitability per contract/customer.

Nature of contract and capital intensity: Waste management covers a wide variety of economic models

Breakdown of 2007 revenue by type of customer



Municipal
36%
64%
Industry and Tertiary

Nature of contracts by activity



Capital intensity
Incineration
Own assets
HW treatment
Landfill
Own assets
Industrial Services niche markets (Marine Services...)
Sorting / Recycling
C&I Collection
Industrial Services
O&M contract
Incineration
Landfill
Volume risk

Market trend: multiple drivers of growth

- Global demographic growth
- Growing urbanization worldwide accompanied by pressure on access to "essential" public services
  - Water
  - Hygiene and health (wastewater and waste management)
  - Transportation and energy efficiency
- Industrial outsourcing
- Public-Private Partnerships
- Regulations
  - Revision of the Waste Framework Directive in Europe
  - Cross-border transfers



VEOLIA ENVIRONNEMENT

What is changing: the transition from an economy of abundance to an economy of scarcity

- The scarcity of natural resources and the increase in demand is resulting in **pressure on raw material prices** which in turn supports recovery and recycling initiatives.
- **Extended Producer Responsibility** is opening up new markets in management of end-of-life products
- **Environmental awareness:** The expectations of our customers - companies and municipalities – are reflected by a desire to provide a concrete form to sustainable development



A deep-rooted change in management of waste towards recovery and recycling

Veolia Environmental Services succeeds by supporting this market transformation

- Through its strategy of "turning waste into a resource", Veolia Environmental Services is in the lead to support and benefit from this market transformation:
  - A technology leap in recycling/recovery with the creation of High Performance Sorting Facilities (Ludres, Digitale, etc.)
  - Major recycling/recovery projects (Osilub, etc.)
  - Strengthening positions in the metals market, notably through the acquisition of Bartin
  - Targeted acquisition of Sulo, undisputed specialist in recycling
  - Setting up a very effective European organizational structure for Paper
  - Increasingly integrating the recovery/recycling capabilities in our bids/offerings
  - Improvement in recovery/recycling operating indicators

Veolia Environmental Services succeeds by supporting this market transformation

Examples of High Performance Sorting Facilities

- By developing second-generation sorting facilities, Veolia Environmental Services has created a technological advantage opening the way to new economic models

Municipal waste
Pre-sorted collection

***Rillieux-la-Pape* (Lyon -Digitale)**

Inauguration: 2004

Capacity: 80 kT/yr

- Production of secondary raw materials (paper & paperboard, metals, plastics, etc.)
- efficiency rate >90%

C&I waste

***Ludres* (Nancy)**

Inauguration: 2009

Capacity: 60 kT/yr
(in a first stage)

***Groruddalen Miljøpark* (Oslo)**

Inauguration: 2008

Capacity: 80 kT/yr

- Production of secondary raw materials (paper & paperboard, metals, plastics, etc.)
- Production of Refuse Derived Fuel (RDF)
- Drastic reduction in volumes going to landfill

WEEE
Waste Electrical and Electronic Equipment

Angers

Inauguration: 2008

Capacity: 26kT/yr

- Recycling of three families of WEEE: small household equipment, screens and refrigeration appliances
- Recycling/recovery rate >90% for refrigeration appliances and >65% for small household equipment

In the longer term, recycling is more economically competitive than the direct elimination of waste in mature countries



Cost of treating waste in a High Performance Sorting Facility(1) (€/t)
Direct elimination(1) (€/t)
Process costs
Income from recyclable materials
Paper/Paperboard, Wood, Metals…
Elimination of RDF
(Refuse Derived Fuels)
Cost of residual waste
Total cost of sorting facility
Cost advantage of sorting facility over direct elimination
30 - 40
~ (20)
~ 5
~ 5
~ 20
40 - 50
Taxes ~ 10
Landfill or incineration
>50
Technological progress and volume effect: →reduction in process costs
"Economy of scarcity": →increase in income from Secondary Raw Material
Inflation of energy costs: →reduction in RDF elimination costs
Technological progress: →Reduction in non-conforming waste
Sharp increase in environmental taxes

- Today, depending on the markets and the type of waste, **treatment in a High Performance Sorting Facility is more competitive than direct elimination.**
- This competitive advantage is becoming even more crucial with the rise in raw material and energy costs, together with the increase in environmental taxes.

(1) Theoretical orders of magnitude

VEOLIA ENVIRONNEMENT

Flows in a High Performance Sorting Facility for C&I Waste


From C&I Waste

The High Performance Sorting Facility produces:


Wood


Paper


RDF

Very targeted geographic development
Taking into account specific local conditions

Geographic potential

- In Europe:
  - Maintain and develop our three European strongholds (France, UK, Germany)
  - Become a major player in the CEEC
- In North America:
  - Join the leading trio
  - Capture the strong growth potential of Industrial Services
- Asia-Pacific
  - Australia: remain leader and broaden our portfolio of activities
  - Asia: strengthen our positions in China

Always take into account the specific local conditions & rhythms

- The transition towards an "economy of scarcity" is proceeding at very variable rates depending on the typology and level of development of each country.
- Veolia Environmental Services is first and foremost an integrated, effective waste management operator, that must accompany the change towards recovery and recycling, neither too fast nor too slowly

"Full" countries

- Limited space / high density
- Few natural resources
- Support Kyoto and recycling

versus

"Empty" countries

- Large spaces/low density
- Abundant resources
- Not too concerned about GHG & recycling

An example of cross-functional working within Veolia: Recycling wastewater treatment sludge

- Management of sludge from wastewater treatment plants is a problem that concerns both Water and Waste Management.
- In 2001, the Water and Waste Management divisions pooled resources to create SEDE Environnement, a joint subsidiary that specializes in treatment and recycling of wastewater treatment sludge and organic byproducts.

VEOLIA EAU | VEOLIA PROPRETÉ

SEDE ENVIRONNEMENT

- Treatment and recycling of wastewater treatment sludge and organic and mineral byproducts (e.g. paper manufacturing industry)
  - Study and monitoring of land application of sludge
  - Operation: transportation, storage, analysis and land application of sludge
  - Dewatering (mobile equipment)
  - Composting (23 platforms)
- Numerous customer references: Sludge from Greater Paris Region (SIAAP), Arras, Angers, Versailles, Aix en Provence & Orléans urban communities, etc.

By pooling their skills, the two divisions have:

Set up an appropriate internal solution for wastewater treatment sludge

Developed a profitable activity - revenue has doubled and operating profit increased 8-fold in six years

Strategic priorities

Priority given to financial performance

- Improvement in profitability
- Very targeted growth
- Integration and improvement in financial performance of recent acquisitions

Recycling / Recovery

- "Turning Waste into a Resource"
- Developing and taking full advantage of new economic models
- Ambitious recycling/recovery rate targets

Geographical balance

- No. 1 in France
- No. 1 in Europe
- No. 3 in the USA
- No. 1 in Asia-Pacific
- No. 1 in China

Be the Reference

- Operating excellence and irreproachable service quality
- Technological innovations
- Commercial dynamism
- Ambitious HR and safety targets

Key figures

€m	2004	2007	2011 target
Revenue	6,214	9,214	CAGR(1) 5-7%
EBITDA	986	1,461	Margin > 15%
EBIT	468	803	Margin 9-10%
ROCE before tax	10.9%	12.5%	12-13%

(1) Excluding disposal of non-core asset

Investor Relations contact information

- **Nathalie PINON,** Head of Investor Relations
  and Financial Communication
  38 Avenue Kléber – 75116 Paris - France
  Telephone +33 1 71 75 01 67
  Fax +33 1 71 75 10 12
  e-mail **nathalie.pinon@veolia.com**

- **Brian SULLIVAN,** Vice President, US Investor Relations
  200 East Randolph Drive, Suite 7900
  Chicago, IL 60601 - USA
  Telephone +1 (630) 371 2847
  Fax +1 (630) 282 0423
  e-mail **brian.sullivan@veoliaes.com**

Web site
http://veolia-finance.com

INVESTOR DAY

October 22nd, 2008

VEOLIA ENVIRONNEMENT

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Veolia Transport

Cyrille du Peloux

VEOLIA ENVIRONNEMENT

Veolia Transport's business

Ground transportation services for passengers, regulated by local authorities within a regional territory

Urban public transit systems (bus, light rail, metro, taxis)

Regional public transportation systems (coaches, trains)

- Extensions:
  - Ferry services regulated by local authorities
  - Open-access transportation on demand
  - Rail freight and associated logistics
- Key figures:
  - 2007 revenue: €5.6 billion
  - 82,000 employees
  - 40,000 vehicles operated
  - 2.5 billion passenger journeys
  - 5,000 local authority clients
  - 30 countries

2007 revenue: €5.6bn


3%
6%
91%
Industrials
Customers / Non regulated
Public authorities

VEOLIA ENVIRONNEMENT

Business breakdown by region and mode

77% of business generated in Europe, 86% on the 6 key countries

2007 revenue by region & mode in €m	BUS / COACH	RAIL / METRO	TOD*	FERRIES	FREIGHT	OTHER	Total	
France	1,641	23	0	314	40	167	2,185	**39%**
Europe excl. France	1,157	685	70	70	82	48	2,111	**38%**
Germany	*155*	*329*	*0*	*0*	*77*	*0*	*561*	*10%*
Sweden	*237*	*273*	*2*	*10*	*0*	*0*	*521*	*9%*
Netherlands	*175*	*48*	*68*	*7*	*5*	*1*	*304*	*5%*
Norway	*84*	*2*	*0*	*54*	*0*	*40*	*181*	*3%*
North America	468	191	80	0	0	0	739	**13%**
Australia / New Zealand	99	410	0	0	0	0	509	**9%**
Other	46	5	0	0	0	0	51	**1%**
Total	**3,411**	**1,313**	**150**	**384**	**122**	**215**	**5,595**	

* Open access

The transportation markets

- A significant market: €460bn
  - Passenger road transportation: France €10bn / USA €12.3bn
  - Regional passenger rail transportation: Germany €8bn

- Fast-growing accessible markets: €70bn
  - Growth in the accessible market:
    - France + 5% in volume in bus and coach activity
    - USA + 5% in the USA
  - Opening of new markets: rail in Europe and USA

- Sustainable market drivers not very dependant on economic cycles
  - Urban concentration and ageing population
  - Environmental awareness
  - Constraints on public financing capacities
  - Rising fossil energy prices


VEOLIA

Veolia Transport's market position

- **Leading player in key markets**
  - France: 1st private operator in intercity transportation
    2nd in urban transit
  - Germany: 1st private operator in regional rail transportation
  - Netherlands: 2nd private operator in passenger transportation
  - Sweden: 1st private operator in urban transit
  - USA: 1st private operator in urban & suburban transit
    1st operator in transportation on demand
  - Australia: 1st private operator in ground public transit

- **References in every mode of transportation**
  - Stockholm Metro
  - Commuter rail in Melbourne, Boston and Bremen (contract won in 2008)
  - Regional rail services in Germany (Marschbahn, NordHarz, etc.)
  - Urban systems in Nice, Rouen, Las Vegas
  - Multimodal contract in Limburg in the Netherlands



Veolia Transport's passenger public transit activity

- A solid contractual base
  - Average length 6 to 7 years
  - Renewal rate of 85% in 2007-08 (France, USA)
- Revenues:
  - Secured cash flow paid by public sector indexed with cost parameters
  - Development towards commercial and operational performance regime and incentives
- Low capital intensity
  - Assets already provided in 44% of cases (of the 25 leading contracts)
  - WCR < 0 (source)
- High free operating cash flow* on maturity
  - France 2007: €71m (4.2% of revenue)



** Before tax*

Synergies with Veolia Environnement and its divisions

- Synergies in terms of business development
  - Ireland
  - Israel
  - China
  - India

- Synergies in terms of innovation and R&D
  - Biofuels and biogaz with Veolia Environmental Services
  - Recyclo™ 3FM recycling unit of wash water with Veolia Water

- Synergies in terms of customer care
  - Pooling of call centers with Veolia Water
    - Nice
    - Ile-de-France



Financial data

€m	2006	2007	H_1 2007	H_1 2008
Revenue	4,957	5,595	**2,726**	**2,972**
EBITDA	286	280	**127**	**146**
EBITDA margin	*5.8%*	*5.0%*	***4.7%***	***5.0%***
EBIT	14	130	**73**	**64**
Recurring EBIT	*100*	*115*	***48***	***63***
Recurring EBIT margin	*2.0%*	*2.1%*	***1.8%***	***2.1%***
Capital employed (on closing)	1,405	1,634	**1,667**	**1,775**
ROCE before tax	7.4%	7.6%	**ns**	**ns**

Our "Full Potential" plan

- Reinforce leadership positions in target countries
  - France, USA, Germany, Australia, Sweden and the Netherlands
- Important turn around on loss-making contracts
  - Achieved for the transit activity in the USA
  - Sustainable improvement in the “Marschbahn” contract in Germany
  - Under way for the Brabant and Limburg contracts (Netherlands), return to profitability expected end 2008
- Withdraw from unprofitable/non-core countries and activities
  - Denmark and Algeria in 2007
  - Lebanon in 2008
- Efficiency Plan:
  - Tighter organization: elimination of regional structures, target-based management
  - Reduction of SG&A, Purchasing Plan and Fleet Management



2008: key achievements

- Improvement in results in the first half of 2008
  - Improvement in profitability (recurring EBIT): 2.1% (H1 2007: 1.8%)
  - Significant improvement in EBITDA to €146m
  - Positive free operating cash flow before pre-financing

- Over the whole year, EBIT, EBITDA and FCF should be up on 2007 despite tough conditions
  - Increase in fuel prices (annual impact estimated at €35m)
  - End of reduction in social security costs in France (impact of €15m over the full year)

2011: targets

€m	2007	2011 targets
Revenue	5 595	CAGR: 6% to 8%
Recurring EBIT	115	> Growth in revenue
ROCE before tax	7.6%	11-12%
Free operating cash flow	(46) *	> 0 as of 2008

* Before tax and excl. Nicoli (SNCM ship) and pre-financing

Our vision

To be the reference in managing sustainable mobility solutions

- To become the long-term partner of local authorities, industrial clients and other government agencies that want to implement **innovative, cost-effective and sustainable mobility solutions**.

- To help our clients **design, manage and operate integrated mobility solutions**, in ways that measurably improve their **economic** and **environmental** performance.

Key trends: integration of modes

Optimized Multimodal System



235 buses



24 trains



250 taxis

Integrated and intermodal



Mobility center

Incentive model



+20% of ridership (rail)

Veolia Transport Limburg

Revenue : > 100 €M / yr

1,125 employees

Length of contract: 10 yrs


NL
BE
DE
Maastricht

Key trends: towards sustainable mobility

- Our role in reducing greenhouse gas emissions
  - Increase attractiveness and ridership of transit systems
  - Continuously measure and control the environmental footprint of our activities through an Environmental Management System
  - Offer our clients clean and environmentally effective solutions
  - Raise our stakeholders' awareness of the environment and the positive impact of our activities

- Our solutions
  - Energy and the environment: biofuels, biogas, ANGO system, green depots, etc.
  - Intermodality solutions: mobility centers, information systems, ticketing, etc.



Key trends: new partnership models

- Growing transportation infrastructure requirements, in a context of rising systems' ridership and reduction in public financing

- Veolia Transport is keen to develop long-term global contracts such as PPP
  - References: Leslys, Rouen, Barcelona
  - Securing margins over the longer term through contracts for 30 years and over
  - Command of infrastructure, key for local mobility
  - Ideal model of participation:
    - Minority in global project
    - Majority in operating control and management

Our future markets

- Regional rail lines
  - Regional rail market in France: €2.9 billion
  - Gradual opening from 2010
  - Advanced consultation with the Alsace Region concerning an invitation to tender in 2010
- Development of open-access transportation on demand in France and Europe
  - Existing SuperShuttle model in the USA
  - Start-up underway in the Paris Region
  - Capitalize on SuperShuttle clientele visiting France and Europe
  - Top-notch development partners: Air France

Veolia Transportation On Demand Performances
(North America)


EBIT* margin
EBITDA margin
14.5%
17.9%
14.6%
19.8%
H1 2007
H1 2008

* excluding intangible amortization



Our future markets

- High Speed Trains

  - Alliance Air France & Veolia Transport
  - High Speed rail transportation market in France and near European countries worth €10 billion (€6 billion in France), and undergoing steady growth
  - Opening of the market as of 2010 for open-access international links



VEOLIA ENVIRONNEMENT

In conclusion

Veolia Transport:
The reference in managing sustainable mobility solutions

- A growing market
- Contracts not very dependent on economic cycles
- Improvement in results under way
- A targeted development strategy

Appendix

Veolia Transport's open-access transportation on demand

- Contractual base developed in the USA
  - Franchise contracts
  - Single booking and itinerary management center
  - Payment center
- Revenues: share of passenger revenues generated by franchised operations
  - Built-in incentives to increase ridership
  - Favorable context: higher fuel prices, greater demand for mass transit
  - No collection risk
- Low capital intensity: vehicles owned by franchised operators
- Transfer of risk of cost variability: maintenance, insurance and fuel
- Structurally positive free operating cash flow before growth by acquisition
- Opportunities for growth by acquisition and consolidation of the market


SuperShuttle

Veolia Transport's rail freight activity

- Contractual base: industrial clients, private-law contracts
  - Average length of contracts: 3 years
  - Very diversified client portfolio: 100 contracts
- Revenues:
  - Fixed component covering fixed costs provided for in the contract
  - Variable component linked to volumes transported
  - Indexation and revision formulas (wages, energy, time intervals)
- Challenges:
  - Covering fixed costs in start-up phase
  - Forecasting demand, given leadtimes for rolling out production means
  - Lease financing for rolling stock
- Increase in volumes over the last few years



Investor Relations contact information

- **Nathalie PINON,** Head of Investor Relations
  and Financial Communication
  38 Avenue Kléber – 75116 Paris - France
  Telephone +33 1 71 75 01 67
  Fax +33 1 71 75 10 12
  e-mail **nathalie.pinon@veolia.com**

- **Brian SULLIVAN,** Vice President, US Investor Relations
  200 East Randolph Drive, Suite 7900
  Chicago, IL 60601 - USA
  Telephone +1 (630) 371 2847
  Fax +1 (630) 282 0423
  e-mail **brian.sullivan@veoliaes.com**

Web site
http://veolia-finance.com